SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2013

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

TABLE OF CONTENTS

Message from the Management

Invitation

Notice of Meeting

Subjects to be deliberated in the AGM

1.    Management Report, Financial Statements and Fiscal Council, related to the year 2012.

2.    Appropriation of net profit for the year and distribution of compensation to shareholders.

3.    Election of members of the Board of Directors, one of them will be elected as Chairman

4.    Election of members of the Fiscal Council and respective deputies

5.    Compensation of the members of the Board of Directors, Fiscal Council and Executive Management.

 (Attachment I –Information Provided for in Item 13 of the Reference Form, in compliance with Art. 12 of CVM (Securities and Exchange Commission) Instruction No. 481/09)

Message from the Management

The year of the fiftieth anniversary was remarkable for Eletrobras. The celebrations showed 50 years of history and achievements of a great company, present from North to South in the country. There were uncountable manifestations of pride of people who are part of the company and respect from the society in general for the role that the company has in the country.

We are the largest electric energy company in the sector in South America and we have a major participation in the deployment and operation of the interconnected power system and isolated systems. These are indispensable systems to ensure the operation and the growth of the Brazilian economy and allow access to electric energy in an integrated way to more than 190 million Brazilians.

In all aspects, 2012 was a year of great achievements. Investments amounted to R$ 9.9 billion: R$ 5.3 billion for generation, R$ 3.0 billion for transmission, R$ 1.0 billion for distribution and R$ 0.6 billion in research, infrastructure and environmental quality. Acting alone or in partnership, Eletrobras and its subsidiaries added approximately 712 MW of clean and renewable energy to the Brazilian energy matrix and 908 km of transmission lines. In distribution, through our 199,935 km of network, we served 3,653,046 customers. Additionally, there are approximately 22,661 MW of power under construction, and 19,040 MW under study. In the transmission segment, for the next few years, we will be deploying 13,730 more km, which represents an increase of 13,885 MVA in transformation capacity.

In the operation of the electric system, we highlight the world record established by Itaipu Binacional which reached 98.3 million MWh and Angra 1 and 2 plants that reached 16 million MWh. In transmission, as a result of a policy that prioritized investment in improvements and reinforcements of the network, the number of shutdowns for 100 km of Eletrobras network improved 11% in relation to 2011. In the distribution segment, while the Brazilian market gained an average increase of consumption of 3.5%, the market for Eletrobras distributors grew approximately 12.1%. In these companies, the efforts were also evident. From 2011 to 2012, we have managed to reduce the rate of defaults from 18.9% total to 17.6% and global losses, from 34.28% to 31.01%.

In government programs managed by Eletrobras, such as “Luz Para Todos” (Light for All), Proinfa (Alternative sources of energy) and Procel (energy conservation), the 2012 results were encouraging. Procel contributed for an electric energy savings of about 9.1 thousand GWh, while “Luz Para Todos” reached the historic mark of 3,022,529 connections made since 2004, and Proinfa contributed to the aggregation of 2,656.57 MW to the Brazilian electric matrix.

In September 2012, Provisional Measure 579/12, converted into Law 12,783, established the form of the extension of the concession contracts of generation, transmission and distribution. The motivation for affordable tariffs and the reduction of energy bills in all classes of energy consumption in the country led the Federal Government to propose the prepayment of concession contracts with automatic renewal within the established conditions and alternatively, the re-bidding of the concession within the original contract expiration. Eletrobras and its subsidiaries: Chesf, Eletrosul, Furnas and Eletronorte analyzed the different possibilities concerning technical, economic and strategic aspects and chose to extend the concessions of the affected contracts for 30 years, thus ensuring the preservation of the company’s size and importance.

In fact, this year's financial result revealed a significant loss which should be seen as a one-off event resulting from the effects of law 12,783. The 2012 numbers were severely impacted by recordings of the effects of the above mentioned law on our assets. The year of 2012, therefore, brought a new challenge. We have to strive for efficiency and seek, within the legal limits, to revert all regulatory provisions.

The perspectives are of continuous improvement. To this end, a master plan for the business and the business management is already under way, and it will reflect an immediate position of Eletrobras facing the new business environment of the Brazilian electricity sector. We need to further reduce our costs in relation to our revenues, restructuring our business processes and optimizing the efforts among our companies. We need to ensure our investments, to continue attending Brazil in its power supply needs with quality and reliability.

We are certainly that much has already been built. Eletrobras grows while it modernizes to meet the expectations as to its important role in the Brazilian electricity sector. Our history shows that the challenges are also an important source of energy. And the challenges we now face will certainly serve to accelerate the improvements we had already been persuing, in building an increasingly efficient company and an increasingly sustainable Brazil.

José da Costa Carvalho Neto

CEO

Invitation

Date: April, 30th, 2013

Time: 15:00

Venue: Company’s Headquarters, Setor Comercial Norte [Northern Business Sector], Quadra 04, Bloco “B”, No. 100, Room 203 of Edifício Centro Empresarial VARIG – Brasília – DF

Subjects:

Annual General Meeting

1.    Management Report, Financial Statements and Fiscal Council, related to the year 2012.

2.    Appropriation of net profit for the year and distribution of compensation to shareholders.

3.    Election of members of the Board of Directors, one of which will be elected Chairman

4.    Election of members of the Fiscal Council and respective deputies

5.    Compensation of the members of the Board of Directors, Fiscal Council and Executive Management.

Notice of Meeting

MINISTRY OF MINES AND ENERGY

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

 (Publicly-held company)

Brazilian Registry of Legal Entities (CNPJ/MF) No. 00001180/0001-26

NOTICE OF MEETING

53rd Annual General Meeting

The shareholders of Centrais Elétricas Brasileiras S.A - Eletrobras – are hereby invited to attend the Annual General Meeting to be held at the Company’s Headquarters, in Brasília, Setor Comercial Norte, Quadra 04, Bloco “B”, No. 100, Room 203 of Edifício Centro Empresarial VARIG – Brasília – DF, on April 30th, 2013, at 15:00 p.m., in order to deliberate on the following Agenda:

1.    Management Report, Financial Statements and Fiscal Council, related to the year 2012.

2.    Appropriation of net profit for the year and distribution of compensation to shareholders.

3.    Election of members of the Board of Directors, one of which will be elected Chairman

4.    Election of members of the Fiscal Council and respective deputies

5.    Compensation of the members of the Board of Directors, Fiscal Council and Executive Management.

In compliance with Instruction No. 165, of 12.11.91, of the Brazilian Securities and Exchange Commission, the minimum percentage of participation in the voting Capital needed for the request of the multiple vote adoption will be 5% (five percent).

The deliberations of the Assembly shall be taken by majority of votes, the vote of each shareholder representative proportional to its stake in the company capital.

In order to attend this Meeting (5th Art., caput, of CVM Instruction No. 481, of 12.17.2009), the shareholder or his/her legal representative must submit the following documents:

•         Photo Identification Card;

•         Certified copy of the updated By-laws, if a corporation;

•         Original document or certified copy of proxy granted by the shareholder; and

•       Original document of the share status statement provided by the depository institution or custodian, with the identification of his/her condition as shareholder.   Documents mentioned above must be submitted by May 16, 2011, to the Departamento de Administração do Capital Social – DFS, Divisão de Gestão dos Direitos dos Acionistas - DFSA, at Avenida Presidente Vargas, No. 409 – 9th andar [floor], in the City of Rio de Janeiro, RJ, from 8:00 a.m. to 12:00 noon and from 2:00 p.m. to 5:00 p.m.

Any shareholder may be represented by an attorney in General Meetings pursuant to art. 126, § 1 of Law 6,404, of 1976.

All documents related to the subjects to be deliberated in the Annual General Meeting, under the terms of Art. 135, 3rd paragraph of Act No. 6.404/76 and Art. 11 of CVM Instruction No. 481, edited on 12.17.2009, are available at the Departamento de Administração do Capital Social – DFS, Divisão de Gestão dos Direitos dos Acionistas - DFSA, at Avenida Presidente Vargas, No. 409 – 9th floor, in the City of Rio de Janeiro, RJ and in the web pages of the Company (htpp://www.eletrobras.com.br/ri) and at the Brazilian Securities and Exchange Commission – CVM (htpp://www.cvm.gov.br).

Brasília, March 27th, 2013.

MÁRCIO PEREIRA ZIMMERMANN

Chairman of the Board of Directors

Annual General Meeting

INFORMATION TO SHAREHOLDERS

ITEM I

Management’S Report, FINANCIAL Statements and Fiscal Council Opinion, reLATED TO the year 2012.

Dear Shareholders,

The Management’s Report, the Financial Statements and the Fiscal Council Opinion, related to the year 2012, are available at the company’s website, at:

          www.eletrobras.com.br/elb/ri

Brasília, March 28th, 2013.

José da Costa Carvalho Neto

CEO

ANNUAL GENERAL MEETING

INFORMATION TO SHAREHOLDERS

ITEM II

APPROPRIATION OF NET PROFIT FOR THE YEAR AND DISTRIBUTION OF COMPENSATION TO SHAREHOLDERS

Dear Shareholders,

The Eletrobras’ financial statements, related to the year ended December 31, 2012, present a net result of R$ (R$ 6.878.916) thousand.

Therefore, in order to determine the interest on equity proposed, the following aspects were taken into consideration:

Eletrobras By-Laws establishes as mandatory minimum dividend of 25% of net profit, adjusted in accordance with Brazilian corporate law, respecting the minimum remuneration for the shares of preferred A and B classes, 8% and 6%, respectively, of the nominal value for these types  and classes of shares, which is equivalent in 2012, to R$ 2.18 and R$ 1.63 per share, respectively, in the form of interest on equity (JCP).

Based on legal understandings about the subject, the Administration of Eletrobras understands that: (1) given the existence of profit reserve that exceed the absorption of losses for the year, the company should pay minimum dividends provided for in article 8 of the Company Bylaws, for preferred shares class "A" and "B" and (2) still subsisting profit reserves after payment to preferred shareholders, the payment is authorized, to common shares, thus, the Company proposes the destination of dividends to holders of common shares, a value of R$ 0.40 per share, in the form of interest on equity (JCP).

In fulfillment of ICPC 08 that mentions the priority minimum dividends, the Administration constituted provision for the obligation associated with the dividends to preferred shares, on December 31st, 2012.

Rio de Janeiro, March 28th, 2013.

José da Costa Carvalho Neto

President

ATTACHMENT I

APPROPRIATION OF THE NET PROFIT

 (ATTACHMENT 9-1-II OF CVM INSTRUCTION 481/09)

1 – Inform the net result for the year

Ações

(R$ 6.878.916) thousand

2 – Inform  the global amount and the amount per share of dividends, including advance dividends and interests on equity that has already been declared.

Shares	Amount per share	Amount in R$ thousand
Common	0.399210837	433.962
“A” Preferred	2.178256581	320
“B” Preferred	1.633692440	433.642
Total		433.962

3 – Inform the percentage of the distributed net profit for the year.

Amount in R$ thousand
(a) Base of Profit for dividend determination	-
(b) Dividends and Interest on equity	867.924
Percentage of the base of profit for the year	-

Note: As there were no net profit in the year end on 12/31/2012, interest on equity were calculated according to Eletrobras Bylaws.

4 – Inform the global amount and the amount per share of dividends that were distributed based on profit of previous years.

i-              Balance of the Retained Dividends (3rd installment):

The 3rd installment of the retained dividends that have not been distributed, related to the years 1979 to 1984, 1989, 1996 and 1998, respectively, was paid on 06/28/2012, to shareholders registered on the base date of 01/29/2010, and also with the quantities of shares outstanding on that date, adjusted for Selic, according to the table below:

Shares	Qty on 29/01/2010	Amount per share	Amount in R$ thousand
Common	905.023.527	3,616702667	3.273.201
“A” Preferred	146.920	4,598596984	676
“B” Preferred	227.186.643	0,058062949	13.191
Total	1.132.357.090	---	3.287.068

5 – Inform, except advance dividends and interests on equity already declared:

a)     The gross amount of dividend and interests on equity, separately, per share of each type and class.

Shares	Quantity on 12/31/2012	Amount per share	Amount in R$ thousand
Common	1.087.050.297	0,399210837	433.962
“A” Preferred	146.920	2,178256581	320
“B” Preferred	265.436.883	1,633692440	433.642
Total	1.352.634.100		433.962

b)     Form and term of payment of dividends and interests on equity.

The compensation to Eletrobras shareholders in the form of Interest on equity, for fiscal year 2012 will be according to Eletrobas Bylaws. The effective payment date of such compensation will be deliberated by the Annual General Meeting, to be held on 04/30/2012, where the Accounting Statements and the proposal for appropriation of the results of that year will be established.

c) Eventual incurrence of update and interest on dividends and interest on equity.

The referred compensation will be updated based on SELIC (Special Settlement and Custody System) rate, established by Banco Central do Brasil (Brazilian Central Bank), under the terms of Decree 2.673, of July 16, 1998, which regulates the payment, by federal state-owned companies, of dividends or interest on equity.  The update incurs from December 31st, 2012 up to the effective payment date.

d) Date of the statement of payment of dividends and interest on equity, which is considered for identifying the shareholders that will be entitled to the compensation.

The individuals and legal entities that compose the shareholders’ framework of Eletrobras on 04/30/2013 will be entitled to the compensation, which will be probably paid by 12/31/2013.

6 – If there was any statement of dividends or interest on equity based on profits assessed in half-year financial statements or in shorter periods.

a) Inform the amount of dividends or interests on equity that have already been declared.

Not applicable

b) Inform the date of the respective payments.

Not applicable

7 – Present comparative table indicating the following amounts per share of each type and class.

a)    Net profit for the year and for the 3 (three) previous years

	Period
	2012	2011	2010	2009
Net profit per share	-*	2,76	1,99	0,80

*At the fiscal year ended on 2012, there was net loss

b)    Dividend and interest on equity distributed in the 3 (three) previous years

See table below: Amounts in R$ thousand

	2012	2011	2010
Dividends and JCP per share - ON	433.962	753.201	370.755
Dividends and JCP per share - PNA	320	319	319
Dividends and JCP per share - PNB	433.642	370.436	370.435

8 – If there is any appropriation of profits to the legal reserve

a)    Identify the amount appropriated to the legal reserve

There will be not destination to legal reserve

b)    Detail the calculation method for legal reserve

Description	R$ thousand
Net Result Year-End:	(6.878.916)
Legal Reserve (5%):	-

In function of the negative result in the 2012 year-end was not constituted legal reserve.

9 – If the company has preferred shares with rights to fixed or minimum dividends.

a)    Describe the calculation method for fixed or minimum dividends

The remuneration in the form of interest equity (JCP), to Eletrobras shareholders, referred to financial year 2012 will be in accordance with Eletrobras By-Laws for the preferred shares.

Based on legal understandings about the subject, the Administration of Eletrobras understands that: (1) given the existence of profit reserve that exceed the absorption of losses for the year, the company should pay minimum dividend provided in article 8 of the Company By-Laws, for preferred shares class "A" and "B" and (2) still subsisting profit reserves after payment to preferred shareholders the payment is authorized, to common shares and, thus, the company proposing the destination of dividends to holders of common shares. In fulfillment of ICPC 08, that mentions the priority minimum dividends, the Administration constituted provision for the obligation associated with the dividends to preferred shares, on December 31st, 2012.

4th paragraph – The right to receive dividends, for each share, at least ten percent higher than the amount attributed to each common share, will be guaranteed to preferred shares.

b) Inform if the profit for the year is enough to pay in full fixed or minimum dividends.

There was no profit in the year of 2012

c) Identify if eventual installment unpaid is cumulative.

Not applicable.

d) Identify the global amount of fixed or minimum dividends to be paid to each class of preferred shares.

R$ thousand
Common shares global amount	433.962
PNA shares global amount	320
PNB shares global amount	433.642

e) Identify the fixed or minimum dividends to be paid per preferred share of each class.

R$
Fixed or minimum interest on equity per common share	0,40
Fixed or minimum interest on equity per PNA share	2,18
Fixed or minimum interest on equity per PNB share	1,63

10 – Regarding compulsory dividend.

a) Describe the calculation method provided for in By-laws.

Shareholders will be entitled, each year, to dividends and/or interest on equity, which cannot be lower than 25% (twenty five percent) of the net profit adjusted, according to Act 6.404/1976, apportioned by the shares in which the Company’s capital will be divided.

Pursuant to Eletrobras’ By-laws:

8th Art. Preferred shares cannot be converted into common shares and they will have priority in the capital reimbursement and dividends distribution.

1st paragraph – Class “A” preferred shares, which are the shares subscribed until June 23, 1969, and the ones arising from bonus attributed to them will have priority in the distribution of dividends incurred at 8% (eight percent) per annum on equity to such type and class of shares, to be equally apportioned among them.

2nd paragraph – Class “B” preferred shares, which are the shares subscribed after June 23, 1969, will have priority in the distribution of dividends, incurred at 6% (six percent) per annum on equity to such type and class of shares, to be equally apportioned among them.

3rd paragraph – Preferred shares will participate, along with the common shares and in the same condition, in the dividends distribution, as long as the lowest of the minimum dividends, provided for in the 1st and 2nd paragraphs, in accordance with provision included in the 4th paragraph, is guaranteed to them.

4th paragraph – The right to receive dividend, per share, at least ten percent higher than the amount attributed to each common share, will be guaranteed to preferred shares.

b)    Inform if it is being paid in full.

According to item 5

c)    Inform the amount eventually retained.

No retention.

11 – If the compulsory dividend is retained due to the financial status of the company.

Not applicable.

12 – If the result is appropriated to the contingencies reserve.

Not applicable.

13 – If the result is appropriated to the reserve of profits to be realized.

Not applicable.

14 – If the result is appropriated to statutory reserves

a)    Describe the statutory clauses that establish the reserve.

According to Eletrobras By-laws

Art. 46 - The General Assembly will appropriate, in addition to the legal reserve, based on the net profits of the year:

I – one per cent as a reserve for studies and projects, towards the execution of studies and technical-economic evaluation projects in the electric energy sector, whose cumulative balance cannot exceed two percent of the integralized capital stock; and

II – fifty per cent, as a reserve for investments aimed at the application in investments of the  public service concessionaires of electric energy, whose cumulative balance cannot exceed seventy-five per cent of the integralized capital stock.

b)    Identify the amount appropriated to the reserves.

c)    Describe how the amount was computed.

Description	R$
Year-End Net Profit	(6.878.916)
Legal Reserve (5%):	-
Reserve for Studies and Projects (1%):	-
Reserve for Investments (50%):	-
Total:	-

There was no appropriation of result to statutory reserves

15 – If there was profit retention estimated in capital budget.

a)    identify the retention amount.

There was no profit retention estimated in the capital budget.

b)    submit copy of the budget.

There was no budget capital.

16 – If the result is appropriated to the tax incentives reserve.

a) Inform the amount appropriated to the reserve.

Not applicable.

b) Explain the appropriation nature.

Not applicable.

14

ANNUAL GENERAL MEETING

INFORMATION TO SHAREHOLDERS

ITEM III

ELECTION OF THE BOARD OF DIRECTORS’ CHAIRMAN AND MEMBERS

Dear Shareholders,

The election of the Board of Directors’ Chairman and Members, pursuant to provision set forth in the Company’s By-laws, will be approved during the Annual General Meeting.

The controlling shareholder indicates the following names for the Board of Directors’ composition: Márcio Pereira Zimmermann, José da Costa Carvalho Neto, José Antônio Corrêa Coimbra, Wagner Bittencourt de Oliveira, Beto Ferreira Martins Vasconcelos, Lindemberg de Lima Bezerra and Maurício Muniz Barretto de Carvalho.

To meet what is determined in law nº 12,353 12/29/2010, Ordinance 026/2011 from Ministry of Planning and Budget and Eletrobras’ By-laws, Eletrobras employees elected,  as their representative on the Board of Directors, Thadeu Figueiredo Rocha.

Rio de Janeiro, March 28th, 2013.

José da Costa Carvalho Neto

CEO

ANNUAL GENERAL MEETING

INFORMATION TO SHAREHOLDERS

ITEM IV

ELECTION OF THE FISCAL COUNCIL MEMBERS AND RESPECTIVE DEPUTIES

Dear Shareholders,

The election of the Fiscal Council members and respective deputies, pursuant to the Company’s By-laws, will be approved during the Annual General Meeting.

The controlling shareholder indicates the following names for the Fiscal Council composition and respective deputies: Jarbas Raimundo de Aldano Matos (member), Jairez Eloi de Sousa Paulista (deputy), Danilo de Jesus Vieira Furtado (member), Ricardo de Paula Monteiro (deputy), Charles Carvalho Guedes (member), Hailton Madureira de Almeida (deputy).

Rio de Janeiro, March 28th, 2013.

José da Costa Carvalho Neto

CEO

ANNUAL GENERAL MEETING

INFORMATION TO SHAREHOLDERS

ITEM V

COMPENSATION OF THE MEMBERS OF THE BOARD OF DIRECTORS, FISCAL COUNCIL AND EXECUTIVE MANAGEMENT.

Dear Shareholders,

Eletrobras is providing a forecast of the compenation of directors and members of the Fiscal Council for the current fiscal year.

The compensation of the members of the Board of Directors, Fiscal Council and Executive Management, under the terms of Decree No. 3.255, of November 19, 1999, will be presented at the Annual General Meeting.

As follows, the attachment I concerning the company's directors ' compensation in recent fiscal years and the estimate mentioned above for the current fiscal year, according to item 13 of the Reference Form (Article 12 of CVM Instruction 481).

Rio de Janeiro, March, 28th, 2013.

Jose da Costa Carvalho Neto

CEO

ATTACHMENT I

MANAGEMENT’S COMMENT ON THE COMPANY’S FINANCIAL STATUS IN COMPLIANCE WITH ART. 9TH OF CVM INSTRUCTION No. 481/09

10 - OFFICERS’ COMMENTS

10.1 - OFFICERS SHOULD COMMENT ON:

a. general financial and equity conditions

Eletrobras reached a loss of R$ 6,879 million in the year 2012. In the same period for the year of 2011 the company profited R$ 3,733 million, which represents a decrease of approximately 284% in its results. In the 4Q12 the company registered a loss in the amount of R$ 10,499 million against a profit of 557 million in the same period in the last year, which resulted in a variation of 1,985%. It is noteworthy, that disregarding the accounting effects caused by the publication of law 12,783/2013 and the Provisional Measure 591/2012 in the order of R$ 10,085,380 thousand, the company presents a positive operating result in the order of R$ 2,769 million. The effects of Law 12,783/2013 and the Provisional Measure 591/2012 that negatively impacted the result of Eletrobras are segregated as follows:

Generation:

Losses of R$ 1,802,402 thousand in compensation;

Losses of R$ 2,825,060 thousand with adjustments on VNR (new replacement value);

Losses of R$ 1,591,200 thousand with onerous contracts;

Losses of R$ 1,119,198 thousand referred to impairment.

Transmission:

Loss of R$ 1,242,395 thousand in compensation;

Loss of R$ 331,602 thousand with adjustments to the VNR (new replacement value);

Loss of R$ 1,491,195 thousand for onerous contracts;

Loss of R$ 41,511 thousand referred to impairment;

Distribution:

Profit in the order of R$ 359,182 thousand with adjustments to the VNR (new replacement value);

Net financial revenue primarily due to financing and loans generated a profit of R$ 3,254 million, keeping the gain in line with the registered in the previous year R$ 3,106 million. Due to the law 12,783/2013 and MP 591/2012 there is a positive monetary update of the receivable compensation value in the order of R$ 326,379 thousand with update.

In 2012, Eletrobras registered an exchange gain of R$ 577 million, against R$ 750 million in 2011. Regarding to monetary variations arising from internal price levels, in the 2012 financial year the company had a gain of R$ 947 million, while in 2011, was registered a gain of R$ 1,016 million.

Eletrobras ended the year of 2012 with a net debt of approximately R$ 17,703 million, resulting from its total indebtedness of R$ 49,651 million and its cash balance, cash equivalents and marketable securities R$ 11,456 million. Eletrobras equity at the end of 2012 corresponds to R$ 67,084 million.

b. capital structure and possibility of redeeming shares or quotas, indicating: redemption hypotheses, formula for computing the redemption value

The company’s capital stock structure on 12/31/2012 is described in the table below:

Shareholders 12/31/2012	Common Shares (units)		Class A Preferred Shares (units)		Class B Preferred Shares (units)		Total
	1.087.050.297%		146.920%		265.436.883%		1.352.634.100%
Federal Governament	591.968.382	54,46%			2.252	0,00%	591.970.634	43,76%
BNDESPAR	141.757.951	13,04%			18.691.102	7,04%	160.449.053	11,86%
BNDES	76.338.832	7,02%			18.262.671	6,88%	94.601.503	6,99%
National Development Fund–FND*	45.621.589	4,20%					45.621.589	3,37%
Housing Guarantee Fund–FHAB*	1.000.000	0,09%					1.000.000	0,08%
Caixa Econômica Federal - CEF	8.701.564	0,80%					8.701.564	0,64%
Investment Guarantee Fund–FGI*					8.750.000	3,30%	8.750.000	0,65%
Operation Guarantee Fund–FGO*					468.600	0,18%	468.600	0,04%
Others	221.661.979	20,39%	146.920	100,00%	219.262.258	82,60%	441.071.157	32,61%
CBLC Custody	221.423.953	20,37%	85.508	58,20%	197.295.081	74,33%	418.804.542	30,96%
Residents	62.118.451	5,71%	85.507	58,20%	75.671.141	28,51%	137.875.099	10,19%
Non Residents	91.394.577	8,41%	1	0,00%	95.637.799	36,03%	187.032.377	13,83%
ADR Program	67.910.925	6,25%			25.986.141	9,79%	93.897.066	6,94%
Others	238.026	0,02%	61.412	41,80%	21.967.177	8,27%	22.266.615	1,65%
Residents	210.297	0,02%	61.385	41,78%	21.967.177	8,27%	22.266.615	1,65%

i.              redemption hypotheses

There are no hypotheses of redemption of the shares issued by the Company besides those legally provided.

ii.            redemption formula

Legal and statutory requirements:

The Eletrobras By-laws, Article 14, provides for the redemption of shares of one or more classes by a resolution of the Extraordinary General Assembly, regardless of approval of Shareholders in Special Assembly of affected shareholders, of each type and class. Except for the above mentioned statutory provision, there is no chance of redemption of shares issued by Eletrobras, then those provided by law.

c. payment capability regarding financial commitments undertaken

Consistent with other companies of the sector, the Company monitors its commitments based on its leverage ratio. Such ratio corresponds to the net debt divided by the total capital. The net debt, in turn, corresponds to the total loans (including short- and long-term loans, as stated in the consolidated balance sheet), deducted from the cash and cash equivalents amount. The total capital is assessed through the sum of the shareholders’ equity, as stated in the consolidated balance sheet, with the net debt. In 2012 the financial leverage ratio was 40%.

R$	12/31/2012
Total Loans	49.651.200
(-) Cash and Cash Equivalents	4.475.047
Net Debt	45.226.153
(+) Total of Shareholders’ Equity	67.178.418
Total Capital	112.404.571
Index of financial leverage	40%

Following is the table that shows the parent company Eletrobras’ debt in 12/13/2012 segregated into short- and long-term, in R$ thousands:

12.31.2012 R$ thousand
	Current Charges		Main
	Avg Rate	Amount	Current	Non-Current
Foreign currency
Financial Institutions
BID	4,400%	8.782	38.021	171.097
BIRD	1,254%	138	88	3.439
CAF	2,540%	49.927	330.236	1.862.531
KFW	2,000%	717	0	35.832
Eximbank	2,000%	5.466	52.067	234.296
BNP Paribas	1,394%	8.043	70.769	595.628
Others	5,880%	1.457	9.909	10.184

Bônus
Dresdner Bank	7,750%	54.299	0	613.050
Santander 1.75 BI	5,750%	3.576.125	0	3.576.125
Credit Suisse	6,875%	160.561	0	2.043.500

National Currency
RGR
Others		11.869	123.649	33.254

Total		3.865.514	624.741	9.178.934

d. sources of funding for working capital and investments in non-current assets

The main sources of financing for working capital and investment in non-current assets of Eletrobras are its own generation of operating cash flow, loans received from various national and international sources, such as CEF, BNDES and certain international agencies and resources arising from various applications that Eletrobras performs with the Banco do Brazil S.A., since Eletrobras is obliged by law to deposit in the Bank any of its surplus assets in money.

The products of funding to Eletrobras have been generally used for working capital and to fund the expansion of their generation, transmission and distribution of electricity.

e. sources of funding for working capital and investments in non-current assets that it intends to use to cover liquidity deficiency

The Directors believe that the operating cash generation of Eletrobras is sufficient to meet the obligations of working capital and current liabilities. If the directors of Eletrobras understand need to borrow to finance working capital and current liabilities of Eletrobras, they believe that Eletrobras is able to hire them.

If it is necessary to make investments in non-current assets, Eletrobras could obtain financing from BNDES and CEF, multilateral agencies such as the IDB, BIRD, CAF and JBIC, in addition to performing operations with financial institutions, especially in the A/B Loan modality and or even issue bonds in the international market.

The terms of the financing, loans or securities that may be issued shall be compatible with the construction schedule of the generation and transmission of power from Eletrobras, the same way that the cost has to be suitable to the cash flow of the project, considering the features of competition from auctions of the generation and transmission of energy.

f. indebtedness levels and characteristics of those debts, also describing:

i.              relevant loan and funding agreements

On November 1st, 2012, there was the signing of the second part of the loan contract with KfW, amounting to EUR 45,900, with guarantee of the Federal Governament, counting with 5 years grace period and term 30 years total and average interest rate of 2.93% a year. The resources will be allocated to the project of the complex of São Bernardo, belonging to Eletrosul, which aims at the implementation of 4 PCH’s in the State of Santa Catarina. The loan contract for part 1 was signed on December 12th, 2008, worth EUR 13,294.

It was also signed, on December 21st, 2012, the financing agreement with Caixa Economica Federal, in the amount of R$ 3,800,000 thousand, whose resources will be earmarked for acquisition of machinery and services imported for Angra III nuclear power plant. This agreement includes Federal Governament guarantee, interest rate of 6.5% per year and a period of 25 years of repayment (with 5 years grace period).

In addition to the bonuses issued in 2005, R$ 300,000, with the former Dresdner Bank AG, as well as other issue held by Credit Suisse in 2009, R$ 1,000,000, the company issued notes amounting to R$ 1,750,000, in joint operation of banks Santander and Credit Suisse in October 2011. The resources obtained in the international market, through emissions cited, were intended for the financing of the fund companies ' investment program of the System Eletrobras.

ii.            other long-term relationships with financial institutions

There is not

iii.           degree of subordination between the debts

There is not

iv.           any restrictions imposed to the issuer, in particular with regard to limitation of indebtedness and new debts, to the distribution of dividends, to the disposal of assets, to the issuance of new securities and disposal of corporate control.

There are none.

g. use limits of funds already contracted

Not applicable to contracts entered into by Eletrobras

h. significant changes in each financial statement item

The amount provisioned for onerous contracts on December 31st, 2012 was R$ 4,905,524 million against R$ 96,204 thousand in December 31st, 2011. The amount of the provision for onerous contracts is recognized in 2012, R$ 3,082,395 arising out of the concession contracts extended pursuant to law 12,783/2013 by the fact of the fare determined present an imbalance in relation to current costs. On this, the present obligation according to each contract was recognized and measured as provision and may be reversed on the basis of adjustments in the cost structure.

The effects from Law 12,783/2013 are as follow:

Effects on 2012 results

Equity effects on 2012

10.2 - MANAGEMENT’S COMMENTS ON:

a)   income from the issuer's operations, in particular:

i.              description of any important components of the revenue

The parent company revenue is composed of the ITAIPU energy trading, and although presented in a highlighted line, there is also the result from equity investments.

ii.            factors that substantially affected operating result

a)   Variation of the revenues attributable to prices changes, exchange rates, inflation, volumes changes and new products and services introduction

Impacts in the business of generation affected directly by law No. 12,783/2013

Receiving compensation of generation assets non amortized, by the values defined in the Ordinances No. 580 and no 602 above mentioned. The value of the compensation will be readjusted by the consumer price index - IPCA (article 3 of Ordinance No. 580 above cited) until the date of effective payment. The form of payment requested by subsidiaries of the company, as allowed by article 4 of Ordinance No. 580 referred to above, is described in note 45.

In article 2 of Decree No. 7,850, cited previusly, until December 31st, 2013, the generation utilities should submit to Aneel, in the form defined by that agency, the additional information (after the basic project) required for the calculation of the share of investments linked to reversible assets made up to December 31st, 2012 not yet amortized or depreciated (modernizations and improvements). Subsequently, the values calculated are object, at the discretion of the Government authorities, of compensation or recognition in the fare basis, in this case, incorporated when tariff processes. With respect to thermal power generation, the values of compensation still to be released by the regulator.

Change in price mode to tariff, with periodic tariff review along similar lines already applied to the transmission activity so far. The rate will be calculated on the basis of the costs of operation and maintenance, added of a 10% rate. Additionally, in the future may be included portion of assets not yet amortized or depreciated, since approved by Aneel.

New investment (modernization and improvements) that occurred from December 31st, 2012, since formally approved, should be included in future rates, being its payment criterion have not yet defined.

Allocation of quotas of energy physical guarantee and of hydroelectric power plants to public service concessionaires of electrical energy distribution of the national interconnected system – SIN, to be set by Aneel, which will be allocated to the regulated market.

Reduction or elimination of the following regulatory charges: Global Reversion Reserve – RGR, Energy Development Account – CDE and Fuel Consumption Account-CCC.

Impacts in the business of transmission affected directly by law No. 12,783/2013

Receiving compensation of transmission assets acquired after May 31st , 2000 non-amortized (RBNI), by values defined in Ordinance No. 580 mentioned previously. The value of the indemnity will be readjusted by the consumer price index - IPCA (article 3 of Ordinance No. 580 above) until the date of effective payment. The form of payment requested by subsidiaries of the company, as allowed by article 4 of Ordinance No. 580 referred above, is described in note 45.

Transmissions concessionaires must address to Aneel transmission information relating to assets acquired prior to May 31st, 2000 (RBSE), not yet depreciated or amortized, necessary for the calculation of the additional indemnity, in a period to be set by the concession grantor, as paragraph 8 of article 15 of law No. 12,783/2013, which when approved will be paid in 30 years, updated in the form of a regulation.

The tariff (new Annual Allowed Revenue - RAP) is calculated to cover operation and maintenance costs plus compensation of 10% initially.

Additionally, in the future may be included the revenue portion to compensate assets not yet amortized or depreciated, since approved by Aneel.

New investments (reinforcements and improvements) occurred after December 31st, 2012, since formally approved, should be included in future rates, being its discretion pay have not yet defined.

Elimination of the Global Reversion Reserve – RGR and fuel consumption account - CCC and reduction of energy development account – CDE for 25% of the current rate.

Impact on the distribution business in general

-        Special tariff review of portion A, with impacts from February 1st, 2013, to capture the reduction of the costs of generation and transmission arising from the concessions extended.

-        Reduction or elimination of regulatory charges (CDE, CCC and RGR).

-        Elimination of the impact of exchange rate variations of Itaipu energy purchase for consumers, considering that the National Treasury will assume that cost.

-        Components: power purchase, industry and transport cost of energy transportation are part of portion A - unmanageable costs by the concessionaire, in the redefinition of the tariff that is made each anniversary of the concession contract (annually). So are not expected changes on the margins of these concessionaires.

-        Potential impact on cost of buying energy on the basis of the allocation of quotas of energy physical guarantee and power of hydropower plants to the regulated market (captive-distributors), whereas until then of buying energy on the open market to cover the demands of consumers.

According to article 27 of the law 12,783/13 amending article 3 paragraph 16 of the Law12,111/2009 – “the amount of energy to be considered for service to public service power distribution in isolated systems shall be limited to the efficient level of losses, according to ANEEL regulation." To this end, the public hearing ANEEL AP-107/2012, which has as its object the obtaining of subsidies and additional information for the definition of the budget of the fossil fuel consumption account-CCC, for the year of 2013, is with your contribution period, by Exchange of documents, not yet ended.

Uncertainties in the business distribution affected directly by law No. 12,783/13

In October 15th, 2012, the distributors whose concessions are expiring in 2015, had the right to express interest in an extension of the concession for a further period of 30 years, which they did within the time limit set. So far, have not been regulated by the concession grantor the criteria for extension of these contracts and, therefore, there was not the signing of the concession agreement for the distribution companies who have expressed interest to October 15th, 2012, which only will occur when the expiration of the current concession period.

There is no guarantee that the concession grantor will approve the extension in accordance with the new conditions, depending on various criteria that will be analyzed by the concession grantor. There is forecast of compensation of asset non amortized to the end of the concession term.

The company had as deadline for evaluation and acceptance of indemnity conditions and rates, the date stipulated by the Government authorities for signature of amendment to contracts of concession of generation and transmission, planned for December 4th, 2012, having been signed on that date.

The extension was the express acceptance of the following conditions for concessionaires:

I - rate remuneration calculated by the national electric energy agency - Aneel for each hydroelectric plant;

II - allocation of quotas of physical energy guarantee and power of hydroelectric plants to utilities public service power distribution of the national interconnected system – SIN, to be set by Aneel, as regulated by government authorities; and

III – submission to service quality standards set by Aneel.

The concessions of thermoelectric power generation with expiration up to 2015 can be extended at the discretion of the Government authorities, only once, for a period of up to twenty years, but do not have being also extended.

The concessions of power reached by § 5 of art. 17 of law No. 9,074, 1995, could be extended at the discretion of the Government authorities, only once, for a period of up to thirty years. The extension was the express acceptance of the following conditions by concessionaires:

I - revenue fixed according to criteria established by Aneel; and

II - submission service quality standards set by Aneel.

Given its importance, the matter was forwarded to deliberation in the 160ª extraordinary general meeting held on December 3rd, 2012, which ruled for the approval of the extension of the concession agreement No. 062/2001 – ANEEL and 004/2004-ANEEL (Eletrobrás Furnas); No. 058/2001 - 02/2012 -ANEEL (Eletrobras Eletronorte); No. 061/2001 - ANEEL and 006/2004 - ANEEL (Eletrobrás Chesf); and n° 057/2001 - ANEEL (Eletrobras Eletrosul) pursuant to provisional measure no. 579, 09.11.2012, Decree No. 7,805, 09.14.2012, of Ordinances Nos 578/MME, 10.31.2012, MME Ordinance No. 579, 10.31.2012 and Ministerial Ordinance No. 580/MME/MF, 11.01.2012.

b)   impact of inflation, variation of prices of the main inputs and products, exchange and interest rate on the operating result and financial income of the issuer

See previous item

10.3 THE OFFICERS SHOULD COMMENT ON THE RELEVANT EFFECTS THAT THE FOLLOWING EVENTS HAVE CAUSED OR ARE EXPECTED TO CAUSE IN THE FINANCIAL STATEMENTS OF THE ISSUER

a)   introduction or disposal of operating segment

Not applicable.

b)   constitution, acquisition or disposal of equity interest

There was none

c)    unusual events or operations

There were no unusual events or operations

10.4.   OFFICERS’ SHOULD COMMENTS ON: a) significant changes in accounting practices; b) significant effects of the changes in accounting practices; c) qualification and emphasis in auditor opinion

a)   significant changes in accounting practices:

There were no significant changes in accounting practices.

b)   significant effects of the changes in accounting practices

There were no significant changes

c)    emphases present in the independent auditor's opinion

Emphasis - application of equity method

As described in note 3, of the notes to the financial statements for the year ending in 12/31/2012, the separate financial statements have been prepared in accordance with accounting practices adopted in Brazil. In the case of the company, these practices differ from IFRS, applicable to separate financial statements, only with regard to the assessment of investments in subsidiaries, associated companies and jointly controlled by the equity method, since for the purposes of IFRS would be cost or fair value.

Emphasis - Law 12,783/13 impacts

In September 11, 2012, as described in note 2.1, the Federal Government issued the Provisional Measure no. 579, which deals with the extensions of concessions of generation, distribution and transmission of electric energy, and about the reductions in sectorial charges. Such Provisional Measure was converted in January 11th, 2013, in the law No. 12,783/2013 and was regulated by Decree 7,891/2013 of January 23rd, 2013. The new tariffs and the value of compensation of assets linked to concessions were disclosed by Ordinance of the Ministry of Mines and Energy No. 579 and the Inter-ministerial Decree of the Ministry of Mines and Energy and the Ministry of Finance No. 580, published in extraordinary Edition of the Official Gazette of the day November 1st, 2012.

The company accepted the conditions for antecipated renewal of the concessions provided for in the provisional measure 579 (law 12,783/13), signed on December 4th, 2012 extension of concessions contracts affected by passing all assets linked to the relevant contract for the Federal Governament, under the administration of the company.

With regard to the concessionaires that have opted for the extension of electric energy transmission, reached by § 5 of art. 17 of law No. 9,074, 1995, law 12,783/2013 in its article 15, paragraph 2, authorizes the grantor to pay, in the form of regulation, the relative value to assets considered non-depreciated existent on May 31st, 2000, registered by concessionaires and recognized by the national electric energy agency - ANEEL. The concessionaires must submit to ANEEL the information for the calculation of non-depreciated assets. The deadline for submission of this information will be provided by the concession grantor.

Additionally, for the enterprises of generation, except the respective basic projects, Decree No. 7,850/2012 in its article 2 provides that, until December 31st, 2013, should be submitted to ANEEL the additional information for the calculation of the share of investments linked to reversible assets, carried out up to December 31st, 2012 not yet amortized or depreciated.

On December 31st, 2012, the values of the transmission and generation assets covered in this situation correspond to R$ 8,331,860 thousand and R$ 1,483,540 thousand, respectively, and were determined by the directors from their best estimates and interpretation of the legislation above, as described in note 4, and may suffer changes until the final approval of them.

The values of thermal generation asset which present concession to expire between 2015 and 2017 and which are covered by that legislation corresponding to R$ 1,018,934 thousand, on December 31st, 2012, and were determined by the directors from their best estimates and interpretation of the legislation above, as described in note 4. For these assets was not disclosed by the concession grantor the amount of compensation, and may change until the determination of them.

Emphasis - operational continuity of subsidiaries and affiliates

We draw attention to Note 15, of the notes to the financial statements for the year ending in 12/31/2012, describing the subsidiary companies of distribution segment have repetitive losses computed in its operations and had excess liabilities over current assets at the end of the financial year in the amount of R$ 2,221,479 thousand and liabilities uncovered R$ 1,505,336 thousand. Operational continuity of these companies depends on the maintenance of financial support on the part of the parent company.

On December 31st, 2012, the invested Madeira Energia S.A. and Norte Energia S.A., in which the company participates with 39% and 45%, respectively, had excess of current liabilities over current assets in the amount of R$ 1,166,329 thousand and R$ 1,191,908 thousand, respectively. To equalize the situation of negative working capital, the invested company counts on financial resources of its shareholders.

As described in note 15, the related company Centrais Elétricas do Pará S.A. – CELPA presented excess liabilities over current assets in the amount of R$ 1,686,894 thousand in June 30th, 2012, latest information available. CELPA filed a request for judicial recovery and in September 1st, 2012 obtained approval in general meeting of creditors. The company provided investment and assessed receivable loans based on the schedule provided for in the plan for reorganization of the invested company.

As described in note 15, the related company Centrais Elétricas Matogressenses S.A. – CEMAT showed excess liabilities over current assets in the amount of R$ 438,922 thousand and belongs to the Rede Energia Group, which was in difficults to liquidate its commitments and stretch the profile of its indebtedness, and intervention by the regulator grantor in August 30th, 2012. The company evaluated the assets relating to loans receivable, and investments in the referred company on the basis of the criteria and assumptions described in notes 9 and 15, when set the result of the intervention and the new terms of negotiation with creditors can occur change in the assessment bases of these assets.

Restatement of the auditor's report

On 27 March 2013 the audit report on the financial statements of Eletrobras was issued with a qualification, with regard to the balance of investments in certain invested companies accounted for in the equity method.  The auditors claimed they did not have access  to appropriate and sufficient evidence as to the balance of investments in these invested companies as of December 31, 2012, as well as possible losses for the year, access to the financial statements and to the independent auditors of the investees.  In due course our independent auditors had access to the additional and complementary information, including direct access to the relevant independent auditors of the investees, which allowed them to alter their opinion, which is now presented in the audit report.

10.5 CRITICAL ACCOUNTING POLICIES ADOPTED BY THE COMPANY (including accounting estimates performed by the management regarding uncertain matters and matters relevant to the description of the financial status and status of the results that require subjective or complex judgments, such as: provisions, contingencies, revenue recognition, tax credits, long-term assets, useful life of non-current assets, pension plans, adjustments of translation into foreign currency, environmental recovery costs, criteria for asset and financial instrument impairment tests):

Following, are the main assumptions of accounting estimates assessed as the most critical by management of the company and its subsidiaries regarding the future and other key sources of uncertainty used which can lead to significant adjustments in financial values of assets and liabilities in the coming periods:

Deferred fiscal assets and liabilities

Deferred fiscal assets and liabilities are calculated and recognized using the tax rates applicable to taxable profit estimates for compensation in the years in which those temporary differences and tax losses of income tax and social contribution accumulated negative bases should be carried out. The tax losses and negative basis does not prescribe and your compensation is restricted to a maximum of 30% of the taxable income generated in a given tax year. Taxable profit estimates are based on annual budgets and in the strategic plan, both reviewed periodically. However, the future taxable profit may be bigger or less than the estimates considered by management when defining the need to register or not the amount of the deferred fiscal asset (see note 11).

Provision for reduction of the recoverable value of long-term assets

The Administration of the company adopts variables and assumptions of determining test of long-term asset recovery for determination of the recoverable value of assets and recognition of impairment, when necessary. In this practice are applied judgments based on historical experience in asset management, set of assets or cash-generating unit that might not happen in the future, including the related to the estimated economic life, that represent certain practices by ANEEL applicable on assets linked to the granting of electric energy public service concession, which may vary as a result of periodic analysis of the economic useful life of goods in force.

Also impact in determining the variables and assumptions used by management of the company and its subsidiaries in the determination of future discounted cash flows, for the purposes of recognition of the recoverable value of assets, various events inherently uncertain. Among these events are the maintenance of electric power consumption levels, growth rate of the economic activity in the country, availability of water resources, in addition to those inherent to the end of the concession terms of electric energy public services, held, in particular with regard to the value of their reversal at the end of the concession period. At this point, was adopted the premise of forecasted contractually compensation, when applicable, the new replacement value (VNRS) which are expected values of indemnity to the end of the term of the concessions of generation, transmission and distribution of electric energy (see accounting practice in note 3.11 and movement of provisions made during the year in note 19).

The basis for the determination of compensation by the concession grantor on public service concessions

The provisional measure 579, September 11th, 2012, converted into Law 12,783/2013, in January 11th, 2013, defined the new replacement value (VNRS) as the basis for the determination of compensation by the concession grantor on public service concessions. The company adopts, for the concessions, which is not yet extended, the premise that the goods are reversible at the end of the term of concession, with the right to receive compensation from the Government authorities on investment not yet amortized, by the less between the accounting residual value and the new value of estimated replacement. Following this assumption, were also kept the receivables from government authorities related to Basic Network of Existing System - RBSE and the investments made after the basic project of power plants and transmission lines (modernization and improvements) and thermal generation assets, which will still be object of approval by Aneel (as disclosed in note 2.1). Until December 31st, 2011 the adopted premise was that such assets would be compensated by the accounting residual value at the end of the concession term.

Useful life of fixed assets

The company's management uses the criteria defined in the ANEEL resolution 367, June 2nd, 2009, in determining the estimated useful lives of fixed assets, by understanding that they present fairly such lifetime (see note 15).

Provision for demobilization of assets

The company recognizes provision for obligations with the disabling of assets concerning to its thermonuclear power plants. To determine the value of the provisions, assumptions and estimates are made in relation to discount rates, the estimated cost for deactivation and removal of all the plant from its locality and at the time expected of such costs (see note 32). The cost estimate is based on the legal and environmental requirements for the deactivation and removal of the whole plant as well as the prices of products and services to be used at the end of their useful life.

Actuarial Obligations

The actuarial obligations registered are determined by actuarial calculations prepared by independent actuaries based on life expectancy of the participant (Board AT-2000), average age of retirement and inflation. However, the actual future results of the benefits may be different from those existing and accounted. (see Note 30).

Provision for labor, tax and civil risks

Provisions for risks labor, tax and civil cases, when applicable, are made for taxation, labor and civil contingent risks with expectation of probable loss, based on the opinion of the Administration and of the internal and external legal advisors of the company. The provisioned values are registered on the basis of estimates of the costs of outcomes of these used processes and procedures. Contingent risks with possible loss expectancy are disclosed by the Administration, but are not accounted. (see note 31).

Provision for doubtful accounts

The company registers provisions for its receivable accounts that mean they have uncertainty as to their receiving. This provision is calculated on the basis of the assumptions estabilished and described in note 7, which are based on the criteria of ANEEL standards.

Evaluation of financial instruments

As described in note 44, the company's management uses valuation techniques that include information that are not based on observable market data to estimate the fair value of certain types of financial instruments. The note 44 presents informations about the main assumptions used in determining the fair value of financial instruments, as well as the analysis of sensitivity of these premises. The directors of the company and its subsidiaries believe that the selected evaluation techniques and assumptions used are suitable for the determination of the fair value of the financial instruments.

Onerous contracts

Present obligations resulting from onerous contracts are recognised and measured as a provision. An onerous contract exists when the unavoidable costs to satisfy the obligations of the contract exceed the economic benefits expected to be received over the same contract. The company and the subsidiaries use assumptions related to economic costs and economic benefits of each contract for the determination of the existence or not of an onerous contract. The critical estimate in determining the amount of provision for the future sale of the contract is the PLD historic average approved by the administration of the company as a basis for the calculation of the provision of the onerous contract, exclusively for accounting purposes and the discount rate used to cash flows. The actual values of the PLD over the years can be top or bottom of the assumptions used by the company. Additionally, the company may have onerous contracts on concessions where the current expected cost for operation and maintenance is not fully covered by the revenues (see note 35).

10.6 – OFFICERS’ COMMENTS ON INTERNAL CONTROLS ADOPTED IN ORDER TO ENSURE THE PREPARATION OF RELIABLE FINANCIAL STATEMENTS:

Eletrobras Management is responsible for establishing and maintaining an adequate internal control environment, in particular its financial reports. Such adequacy is considered for all Eletrobras companies, in order to meet the requirements of section 404 of the Sarbanes-Oxley Act ("SOX") and allow the continuation of ADR’s level 2 trading.

To achieve this target, operational and support routines were established to support managers in all companies by designating risk managers and internal controls at each company, under the coordination of a competent Department at the parent company. Such structures allow that the annual work plan may be carried out properly and in an integrated manner.  At the same time, there is interaction with internal and independent audits for testing the internal controls designed to maintain the referred certification.

The internal controls covering the Eletrobras financial report is a planned process aiming to prove the reliability of the reports and the preparation of financial statements for public presentation in accordance with the applicable accounting principles. The internal controls over financial reports of a company includes the policies and procedures that (a) concern keeping of records, in reasonable detail, and which accurately reflect the transactions and dispositions of the company assets; (b) prove that transactions are registered adequately so as to allow the preparation of financial statements in accordance with the applicable accounting principles, and to verify that the company's revenues and expenditures are carried out in accordance with authorizations of management and directors of the company; and (c) ensure that acquisitions, use and unauthorized sale of the company's assets that may have had a material effect on the financial statements, be detected in time or avoided.

In the second semester of 2008, Eletrobras obtained registration with the SEC (Security Exchange Commission) of the upgrade of its ADR's (American Depository Receipts) to level II. Consequently, since the financial year 2008 are forwarded the forms 20-F containing the word of Administration (with signature of the Chief Executive Officer and the Chief Financial Officer of this holding company) regarding the internal control environment of Eletrobras companies considered as materials. In 2012, the set of selected companies was: E. Holding, E. Furnas, E. Chesf, E. Eletronorte, E. Eletronuclear,  Amazon Energy Distribution and Itaipu Binacional.

In the fiscal year of 2012, Eletrobras hired external consulting services to support testing and opinion on the internal control environment in compliance with section 404a of the Sarbanes-Oxley Act, encompassing the set of companies defined in the scope of the certification. It is noteworthy that the test administration approach is independent of the Independent Auditor's testing approach (PwC).

In the process of complexity and risks related to the processes of implementation of action plans for remediation of the deficiencies pointed out in the Independent Auditor's tests was constituted the remediation Program deficiencies in internal controls to coordinate and monitor the implementation of action plans.

The Administration has prepared a set of evidence organized into folders by addressing the actions to mitigate the deficiencies that could generate a possible material weakness.

From the documentation and evidence generated in the remediations and by materiality involved in each of the business processes tested, the Independent Auditor (PwC) will define the classification of possible deficiencies in material weaknesses, significant deficiencies, or deficiencies are not significant of 2012. In the understanding of Management the actions that are being taken, show an improvement of the internal control environment, which enables the reduction of most material weaknesses identified in recent years.

a)   level of efficiency of such controls, indicating eventual imperfections and measures adopted to correct them:

Eletrobras is investing in structuring an effective control environment based on the criteria of the COSO (Committee of Sponsoring Organizations of the Treadway Commission).

How have not been formally presented the results of tests the Administration and independent auditor's tests, we are still working with preliminary information that must be submitted to the management of business processes by up to 04.30.2013 for the preparation of action plans to mitigate these potential deficiencies in internal controls

Preliminary information about the tests of SOX certification 2012 indicate a significant reduction compared to controls which presented deficiencies in 2011. In a proportion around 40% to 50% reduction and also an indication of reduction of potential material weaknesses pointed in the previous fiscal year.

b)   deficiencies and recommendations on internal controls included in the independent auditor’s report.

The independent auditors report concerning the 2012 financial year-end is in its final stages of preparation. The material weaknesses related to Eletrobras’ control environment will be preliminarily presented in this report. Consequently, may be considered new material weaknesses may be considered after the approval of the financial statements by the Board of Directors of Eletrobras, with the confirmation of the financial year result that serves as the basis of calculation for the definition of materiality of the controls tested by the independent auditor.

10.7 - OFFICERS’ COMMENTS ON ASPECTS REGARDING EVENTUAL PUBLIC OFFERS FOR DISTRIBUTION OF SECURITIES:

a)    if there are significant deviations between the effective use of resources and the proposed application disclosed in the prospectuses of their distribution

Not applicable

b)    if there have been deviations, the reasons for such deviations

Not applicable.

10.8 - OFFICERS SHOULD DESCRIBE RELEVANT ITEMS NOT EMPHASIZED IN ISSUER’S FINANCIAL STATEMENTS, INDICATING THE FOLLOWING:

a) assets and liabilities held by issuer, direct or indirectly off-balance sheet, such as:

i.      operating assets and liabilities leasing

ii.    portfolios of receivables written-off on which entity maintains risks and liabilities, indicating the respective liabilities

iii.   agreements for future purchase and sale of products or services

iv.   unfinished construction agreements

v.    agreements for the future receipt of financing

The Company does not have any transactions of this nature.

b) other items not emphasized in financial statements

There is none

10.9 - REGARDING EACH OF THE ITEMS NOT EMPHASIZED IN FINANCIAL STATEMENTS MENTIONED IN ITEM 10.8, OFFICERS SHOULD COMMENT ON:

a)   how such items change or may change revenues, expenses, operating result, financial expenses or other items of the issuer’s financial statements.

Not applicable

b)   nature and purpose of the operation.

Not applicable

c)    nature and amount of liabilities undertaken and rights generated in favor of the issuer as a result of the operation.

Not applicable

10.10     - OFFICERS SHOULD INDICATE AND COMMENT ON THE MAIN ELEMENTS OF THE ISSUER’S BUSINESS PLAN, EXPLORING, IN PARTICULAR, THE FOLLOWING TOPICS:

a) investments, including:

i.      quantitative and qualitative description of the investments in progress and expected investments.

In 2012, System Eletrobras realized 78.6% of the forecasted value to the overall investment budget, highlighting the main developments and their percentages.

In Generation and Transmission

Furnas:. Batalha Hydroelectric Plant (98,5%), Simplicio Hydroelectric Plant (93,2%).

Eletronuclear: Angra III Thermonuclear Plant (43,3%).

Eletrosul: São Domingos Hydroelectric Plant  (96,3%) and Passo São João Hydroelectric Plant    (100%)

Eletronorte: Reinforcement and Improvements in transmission system in North Region (71,5%)

Chesf: Irrigation of lots at the plant of Itaparica (73,2%), Casa Nova wind farm deployment  (47,1%) and of Suape II, III Substations, Recife II and Pirapama II (79,4%).

CGTEE: Candiota III Thermoelectric plant (77,2%).

Distribution

Amazonas Energia Distribution: Expansion of Rural Power Network - Luz Para Todos (78,4%).

Piauí Distribution: Expansion of Rural Power Network - Luz Para Todos (99,8%).

Rondônia Distribution: Expansion of Rural Power Network - Luz Para Todos (84,7%).

Enterprises with Specific Purpose Entities-SPE 's:

During the financial year 2012, Eletrobras Companies participated in various projects associated with other companies in Specific Purpose Entities - SPEs, highlighting:

Belo Monte hydroelectric plant, Jirau and Santo Antônio.

Transmission line Porto Velho (RO)/Araraquara 2 (SP).

Transmission line Oriximiná (PA)/Itacoatiara-Cariri (AM) and Substations Cariri and Itacoatiara (AM).

Investments - R$ millions	2012	2011	%
Generation	2.388	3.138	-23,9
Transmission	2.052	2.515	-18,4
Distribution	1.044	779	34,0
Enviromental Quality	146	56	160,7
Research	20	14	42,9
Infra-structure	274	272	0,7
Corporate Total	5.924	6.775	-12,6
Generation	2.885	2.109	36,8
Transmission	945	918	2,9
Special Purpose Companies Total	3.925	3.027	29,7
Total of Investment	9.849	9.802	0,5

ii.sources of financing for the investment.

In addition to the CEF, BNDES the company has borrowing agreements with multilateral agencies such as the IDB, BIRD, KFW and EXIMBANK/JBIC, which there is guarantee of the Federal Governament. Such contracts following the standard clauses applicable to contracts with multilateral agencies, which are usually agreed upon in negotiations with that kind of body. There are also sectoral funds as RGR and CDE that are sources of financing.

iii.   relevant sales in progress and provided sales.

There are no relevant sales in progress or forecasted.

b) provided that it has already been disclosed, indicate the acquisition of plants, equipment, patents or other assets that are expected to materially influence the issuer’s production capacity.

Has not occurred

c) new services and products, indicating the following

i.      description of researches in progress that have already been disclosed;

Research and Development (R&D)

In 2012, with the extinction of the Technology Departament - DT of Eletrobras, all research and development activities were transferred to CEPE L- Electric Energy Research Center. This important strategic decision that took place on February 9th, 2012, established a new structure to address the issues of research, development and innovation (R&D&I) and technology, under the system Eletrobras, where the relevant role exerts Cepel. The Technology Policy Committee – CPT, created by resolution Eletrobras RES-116/2012, has as its main objective the definition of policies, guidelines and strategies of the system Eletrobras. The committee counts in its coordination with the President of Eletrobras, and, as its members, the directors of Generation, Transmission and Distribution of Eletrobras, and the Presidents of Eletronorte, Eletrosul, Chesf, Furnas, Eletronuclear, CGTEE and General Director of Itaipu and Cepel. The CPT is supported by Cepel, in function of Executive Secretariat R&D+I, whose coordinator will be the Director General of the Centre. Among the new responsibilities and tasks of Cepel for the system Eletrobras, are: the laboratory network of System Eletrobras - RELASE; the portfolio of Projects, of corporate interest, in the framework of the sectoral Fund resources (e.g. Law 9,991/00 FNDCT); the inventory and assessment by indicators, of R&D+ I projects; the intellectual property management of R&D+I within the system; and initiatives pertaining to knowledge networks. Also in support to the CPT were created the Subcommittee on R&D+I, consisting of technical Directors of Eletrobras and of Eletrobras companies, being coordinated by the Board of R&D of Cepel; and thematic groups, to implementation of the action programs and the development of specific themes: GTG (generation and commercialization), GTT (transmission), GTD (distribution), GTE (energy efficiency) and GTL (Laboratories). The thematic groups will be coordinated by Cepel, and will count with the participation of representatives of the Technical Boards of Eletrobras and the companies, and R&D+I sectors of the companies.

In 2012, CEPEL developed his main action in R&D+I to Eletrobras companies, through its portfolio of institutional projects with 92 projects, of which: electro-energetic Expansion planning (5 projects); Environment (5); Stochastic hydrology, water resources and Farms (4); Electro-energetic Operation planning (5); Planning, operation and analysis network (7); Supervision and control technologies, in Real time (5); Perturbation analysis (1); Transmission technologies (10); Materials technology and Life Extension (8); Monitoring and diagnosis of systems and equipment (11); Conservation and energy efficiency (14); Renewable energy and distributed generation (6); Technologies for distribution, metering, power quality and Losses (6); Computational techniques of parallel processing (4); Technical and financial analysis of enterprises and rates (1).

ii.    total amount spend by the Company in researches for the development of new products or services;

Note: The research and development activities of Eletrobras were transferred to CEPEL.

Eletrobras companies provided through annual contribution, resources for the 2012 budget in the amount of R$ 193,8 million, of which R$ 20.2 million were investments in the infrastructure of the Centre.

Research and Development (R&D)	2012	2011 (R$ mil)	(%)**
	(R$ thousand)
Institutional Contribution to the Electric Energy Research Center (Eletrobras Cepel)	194.006,52	178.737,38	8,54
Others R&D projects with Cepel, In addition to the institutional contribution (including law 9.991)	16.300,31	11.527,91	41,4
R&D projects by 9.991/00 and 10.848/04 Laws, realized by Eletrobras Companies with Science and Technology Institutes and universities (excluding Cepel)*	51.980,64	45.729,21	13,67
Compulsory contribution to the MME to fund the study and research of energy system expansion planning (Lei 10.848/04 Law)	42.099,72	38.151,97	10,35
Compulsory Energy sector fund collectment Laws 9,991/00 and 10,848/04	84.200,44	76.304,93	10,35
Others activities of R&D in Brazil	7.040,42	8.260,82	-14,77
R&D activities abroad	2.160,00	2.105,00	2,61
Total	397.788,05	360.817,22	10,25

Law 9.991/2000, 10.848/04 e others, regulated by Aneel.

** Increase percentage of 2012 compared with 2011.

As a result of studies and investment in R&D + I, is shown below the total number of patents filed at the National Institute of Industrial Property INPI, Eletrobras companies in recent years.

10.11   - COMMENT ON OTHER FACTORS THAT HAVE SIGNIFICANTLY AFFECTED THE OPERATING PERFORMANCE AND THAT HAVE NOT BEEN IDENTIFIED OR COMMENTED ON IN THE OTHER ITEMS OF THIS SECTION.

All relevant aspects about the result of the operating performance for the year have been commented on in this section.

Information indicated in item 12 of Reference Form to meet requirements of Art.10 of CVM Instruction nº 481/09.

12  - GENERAL MEETING AND MANAGEMENT

12.6 - REGARDING EACH ONE OF THE MEMBERS OF THE MANAGEMENT AND MEMBERS OF THE FISCAL COUNCIL OF THE ISSUER, INDICATE, IN A TABLE FORMAT, THE FOLLOWING:

Board of Directors:

Name	Age	Profession	Individual Taxpayer’s Registration (CPF/MF) / Passport	Position	Election	Investiture	Term of Office	Elected by the controlling shareholder
Márcio Pereira Zimmermann	57	Electrical Engineer	262.465.030-04	Chairman	04/30/13	04/30/13	Until the next AGM in 2014	Yes
José da Costa Carvalho Neto	66	Electrical Engineer	044.602.786-34	Member	04/30/13	04/30/13	Until the next AGM in 2014	Yes
José Antônio Corrêa Coimbra	60	Civil Engineer	020.950.332-72	Member	04/30/13	04/30/13	Until the next AGM in 2014	Yes
Wagner Bittencourt de Oliveira	62	Metallurgical Engineer	337.026.597-49	Member	04/30/13	04/30/13	Until the next AGM in 2014	Yes
Maurício Muniz Barretto de Carvalho	54	Manager	042.067.418-75	Member	04/30/13	04/30/13	Until the next AGM in 2014	Yes
Thadeu Figueiredo Rocha	35	Economist	038.734.606-61	Member	04/30/13	04/30/13	Until the next AGM in 2014	No
Lindemberg de Lima Bezerra	42	Economist	477.413.760-04	Member	04/30/13	04/30/13	Until the next AGM in 2014	Yes
Beto Ferreira Martins Vasconcelos	36	Lawyer	032.815.118-61	Member	04/30/13	04/30/13	Until the next AGM in 2014	Yes
Marcelo Gasparino da Silva	42	Lawyer	807.383.469-34	Member	12/03/12	12/03/12	Until 04/30/13	No

Fiscal Council:

Name	Age	Profession	Individual Taxpayer’s Registration (CPF/MF)	Position	Election	Investiture	Term of Office	Elected by the controlling shareholder
Danilo de Jesus Vieira Furtado	53	Bachelor’s Degree in Social Communication	215.232.903-15	Member	5/18/12	5/18/12	Until the next AGM in 2013	Yes
Jarbas Raimundo de Aldano Matos	65	Electrical Engineer	101.519.746-91	Member	5/18/12	5/18/12	Until the next AGM in 2013	Yes
Charles Carvalho Guedes	44	Accountant	539.600.681-15	Member	5/18/12	5/18/12	Until the next AGM in 2013	Yes
Manuel Jeremias Leite Caldas	57	Electrical Engineer	535.866.207-30	Member	5/18/12	5/18/12	Until the next AGM in 2013	No
Fernando Pessoa Lopes	36	Agronomic Engineer	868.291.811-00	Member	5/18/12	5/18/12	Until the next AGM in 2013	No
Jairez Eloi de Sousa Paulista	58	Manager	059.622.001-44	Deputy	5/18/12	5/18/12	Until the next AGM in 2013	Yes
Ricardo de Paula Monteiro	68	Economist	117.579.576-34	Deputy	5/18/12	5/18/12	Until the next AGM in 2013	Yes
Hailton Madureira de Almeida	36	Mechanical Engineer	174.981.417-95	Deputy	5/18/12	5/18/12	Until the next AGM in 2013	Yes
Fernando Cezar Maia	55	Electrical Engineer	535.866.207-30	Deputy	5/18/12	5/18/12	Until the next AGM in 2013	No

12.7 – Provide the information mentioned in item 12.6 regarding the members of statutory committees, as well as audit, risk, financial and compensation committees, even if such committees or structures are not statutory:

 The company has a Risk Committee with the following composition:

Name	Age	Profession	Individual Taxpayer’s Registration (CPF/MF)	Position	Term of Office
Álvaro Jose Fonseca Bernardes	58	Engineer	388.435.107-97	Member	Undetermined
Paulo Roberto Nunes Mandarino	63	Electrical Engineer	244.455.257-15	Member	Undetermined
Antonio João Queiroz Lima	49	Economist	769.398.397-04	General Coordinator	Undetermined
Fernando Swami Thomas Martins	57	Electrical Engineer	376.498.097-49	Member	Undetermined
Jose Carlos Muniz de Brito Filho	57	Economist and Statistician	261.295.907-68	Member	Undetermined
Renato Pereira Malher	49	Engineer	928.552.967-49	Member	Undetermined
Ruderico Ferraz Pimentel	67	Engineer	219.804.387-49	Member	Undetermined

Company does not have audit, financial, compensation or statutory committees installed.

12.8 - MANAGERS AND MEMBERS OF THE FISCAL COUNCIL

BOARD OF DIRECTORS

Name: Márcio Pereira Zimmermann

Mr. Zimmermann holds a degree in Electrical Engineering from the Catholic University of Rio Grande do Sul, with a Masters in Electrical Engineering from the Catholic University of Rio de Janeiro. He is currently Executive Secretary of the Ministry of Mines and Energy, having previously exercised the same role in 2008 and 2010 and Secretary of Energy Planning and Development of the Ministry of Mines and Energy between 2005 and 2008. At Eletrobras, Mr. Márcio Zimmermann was Director of Engineering between 2001 and 2003 and Director of Research and Development Cepel between 2003 and 2004.

Obs: There are no convictions carried on trial.

Name: José da Costa Carvalho Neto

Mr. Costa is an Electrical Engineer and holds a Master Degree in Electrical Engineering from the Federal University of Minas Gerais. He was Assistant Secretary of Mines and Energy of Minas Gerais, in 1987, and chaired the Companhia Energetica de Minas Gerais (Cemig) between July 1998 and January 1999. Also in Cemig, which he joined as a trainee in 1966 he was Director of Distribution, 1991 to 1997 and held the positions of superintendent, and Department and Division Manager. He taught at the Catholic University, Minas Gerais, from 1970 to 1977. In the private sector, he held the positions of CEO of Arcadis Logos Energy, member of the Board of Logos and Engineering director of Enerconsult Orteng Equipment and Systems.

Obs: There are no convictions carried on trial.

Name: Mauricio Muniz Barretto de Carvalho

Mr. Carvalho has a Masters degree in Public Administration and Urban Planning, from Fundação Getúlio Vargas - FGV; a degree in Public Administration, also from FGV. He was Director at the National School of Public Administration - ENAP, in the areas of Administration and Finance and Development Managers and servers, between 1999 and 2002. In 2003, he was Director of Monitoring, Evaluation, Audit and Training of the Ministry of Education and later the Board of Educational Inclusion Program of the same organ. He was Special Advisor to the Presidency, from 2003 to 2004, when he became Deputy Coordinator and Monitor of the State Department, responsible for joint government action and monitoring of strategic projects, especially the Program for Accelerated Growth - PAC.

Obs: There are no convictions carried on trial.

Name: José Antônio Corrêa Coimbra

Mr. Coimbra graduated in Civil Engineering from Universidade Federal do Pará, and has a Masters Degree in Production Engineering from Universidade Federal de Santa Catarina. He is currently Chief of Staff to the Minister of Mines and Energy and has several works published in Brazil and abroad. At Eletrobras he was Director of Engineering of Power Plants at Eletrobras Eletronorte, working at the company from 1977 to 2005. He was a member of the Board of Eletrobras Eletronorte between 2005 and 2008 and has held the same position at the Center for Electric Power Research (Cepel) between 1991 and 1993, and Previnorte between 1996 and 2003.

Obs: There are no convictions carried on trial.

Name: Wagner Bittencourt de Oliveira

Mr. Oliveira is an engineer, graduated from PUC RJ in June 1974. He has held positions such as President, Executive and Adviser to companies in the private and public sectors, including Financial, Logistics, Mining, Metallurgy, and Equipment. He has 20 years of executive experience, including Secretary of the Ministry of National Integration, SUDENE Superintendent, President of the northeastern railway company, Manager, Department Head, Superintendent and Director of Infrastructure, Basic Inputs and Project Structuring at BNDES. He is currently Chief Minister of State of Civil Aviation Secretary, member of the Board of Directors of various companies (Caraíba Metais, Sibra, Cadam, Usiminas Mecânica, Banco do Nordeste and currently Eletrobras).

Obs: There are no convictions carried on trial.

Name: Thadeu Figueiredo Rocha

Thadeu Figueiredo Rocha is economist, business administrator, specialist in energy economics, he has a master's degree in political science and currently studying a PhD in political science at Universidade Federal Fluminense. The master and the Phd degree are in the concentration area: State, society, public policy, interests and political representation. Recently he did a course of specialization in State Management, structured by Funcoge. Also did several courses on leadership, economic projections, regulation and tariffs of electrical energy. His professional career began as a trainee in the area of Market at Cemig during the years of 2001 and 2002. From 2003, already as an economist of Eletrobras, has developed studies on market projections of long-term electricity, analysis of large industrial consumers, national and regional economic scenarios, projections of Eletrobras distribution market and tariff studies. Currently, he works in the Commercialization of Energy Department and also dedicated to the studies related to the Proinfa and carbon markets. In 2012, was elected the first employee representative on the Board of Directors of Eletrobras, getting 62% of the valid votes in the second round of the electoral process.

Obs: There are no convictions carried on trial.

Name: Lindemberg de Lima Bezerra

Federal public employee for 12 years, graduated  in Economics from the Universidade Federal do Rio Grande do Sul (1989-1993) and a Master in Economics from the University of São Paulo (1994-1996), Mr. Bezerra occupies the position of Chief of Staff to the Secretary of the Treasury since June 2007. He has also held the post Advisor to the Economic and Fiscal National Treasury (1997-June 2007).

Obs: There are no convictions carried on trial.

Name: Beto Ferreira Martins Vasconcelos

Mr. Vasconcelos graduated from the University of São Paulo Law School (1999) and holds a graduate degree in Environmental Law from the University of São Paulo (2001) and Biosafety, from the Federal University of Santa Catarina (2002). He has worked as a lawyer in São Paulo (2000-2003). In the federal government, he held the posts of Deputy Secretary for Information Technology Policy and Technology, Ministry of Science and Technology (2003-2004), Adviser to the Minister of State for Justice (2004-2005), Deputy Assistant Secretary for Legal Affairs of the State Department of the Presidency of the Republic (2005-2007), Executive Secretary of the National Biosafety Council (2006-julho/2010), Deputy Head of Legal Affairs of the House of the Presidency of the Republic and President of the Center for Legal Studies of the Presidency (2007-December / in 2010). Since January 2011, Mr. Vasconcelos is Executive Secretary of the State Department of the Presidency.

Obs: There are no convictions carried on trial.

Name: Marcelo Gasparino da Silva

Mr. Silva is a lawyer, an expert on Corporate Tax Administration through Central Management and Socioeconomic Sciences (ESAG). In 2009 participated in the Executive Program on mergers and acquisitions by London Business School and of specific courses in financial and strategic areas in Institute of Directors of United Kingdom (IOD). Currently, studying an MBA in Accounting, Auditing and Finance at Fundação Getulio Vargas. Marcelo Gasparino has administration counselor certification by Brazilian Corporate Governance Institute (IBGC), where he also held the advanced course for Administration counselor and serves as member of the State-owned companies and legal committees. He is an institute Innovare institutional consultant since 2004. From 2007 to 2009 he served as legal Director in Centrais Elétricas of Santa Catarina S.A. (CELESC), where he also acts as Advisor and coordinator of Administration Audit and Legal Committee. Since 2010 chairs the Advisory Board of the Office Gasparino, Fabro, Lebarbenchon. Is the Administration Adviser Tecnisa and deputy on the Board of Directors of Usiminas. He still acts as a member of the fiscal Council of AES Eletropaulo and as Deputy Fiscal Councils of Bradespar and Gas Company of Santa Catarina (SCGÁS).

Obs: There are no convictions carried on trial.

FISCAL COUNCIL

Jarbas Raimundo de Aldano Matos (member)

Mr. Matos is an electrical engineer – Electrical Systems Engineering course – CESE at the Engineering Federal School of Itajubá – Minas Gerais. In the Ministry of Mines and Energy, he held various positions such as: Advisor for the Secretary of Energy Development and Planning in 2005, Special Advisor working in Executive Secretariat from 2008 to 2009, Special Adviser in the Minister’s Office in 2010 and Special Advisor working at Executive Secretariat since 2011. He also worked at ANEEL from May 1998 to February 2005. At ELETROSUL he worked in several technical and managerial positions.  From MAY/94 to DEC/95 he was Coordinator of the Working Group established by Ordinance No. 246 of May 24, 1994, Ministry of Mines and Energy. His functios was to coordinate and control the implementation of the Emergency Program of recovery of electric Services in the municipalities of Ji-Paraná, Ariquemes, Pimenta Bueno, Cacoal, Espigão D´Oeste,  Ministro Andreazza, Presidente Médici, Jaru, Ouro Preto do Oeste e Machadinho D´Oeste, in the state of Rondônia, as per Art. 3, of the Decree of May 20, 1994. In São Paulo Centrais Elétricas S/A – CESP held a position as electrical engineer.

Obs: There are no convictions carried on trial.

Name: Jairez Eloi de Souza (deputy)

Mr. Souza graduated in Business Administration and has a Masters degree in Public Administration from FGV. He has over 20 years of experience in the staff of the Ministry of Mines and Energy, where he held several positions; among others, coordination and supervision of the General Administration area, overall coordination of Human Resources, activities of General Ombudsman, coordination routing and service of external and internal demands, in the office of General Ombudsman and advisory activities of Ministers of State. He is the author of several articles and co-authored the book Guide Server Rights (Guidelines A through Z). Brasília-DF. 1991. DIN / MJ.

Obs: There are no convictions carried on trial.

Name: Danilo de Jesus Vieira Furtado (member)

Mr. Furtado graduated in Social Communication from the Federal University of Maranhão. He is a career employee of the Bank of Brazil working for the Federal Government. He was a Fiscal Counselor of Lightpar, and is now Special Advisor to the Ministry of Mines and Energy - MME.

Obs: There are no convictions carried on trial.

Name: Ricardo de Paula Monteiro (deputy)

Mr. Monteiro graduated in Economics, was employed by Eletronorte from 1979 to 2000, where he held various positions such as Head of Organization and Methods, Manager of Business Planning, Head of Communications Office of the Presidency. He is currently Special Advisor to the Minister of Mines and Energy.

Obs: There are no convictions carried on trial.

Name: Charles Carvalho Guedes (member – specialist of National Treasury)

Mr. Guedes graduated in Systems Analysis from the Catholic University of Brasilia (1991), with specialization in Accounting from Fundacao Getulio Vargas (1999). Since 1995, he has been with the  public service as a Financial Analyst and Control of the National Treasury. Before being appointed Coordinator of the Equity Interests of the Union, he served as Advisor to the National Treasury from 1998 to 2007. He was tax advisor for several companies, including: Technical and Administrative Services Banespa SA (1998-2001), Banco do Estado de Santa Catarina - BESC (2000-2004), Central Electric Brasileiras SA - Eletrobras (2004-2006) and BNDES (2006-2010). He was Director of the Fiscal State Bank of Santa Catarina SA (BESC) from 2000 to 2004.

Obs: There are no convictions carried on trial.

Name: Hailton Madureira de Almeida (deputy specialist of National Treasury)

He holds a degree in mechanical engineering, graduated in Universidade Federal do Espírito Santo, holds a master's degree in economics from Federal University of Minas Gerais, current Member of the Fiscal Council of the North Energy Consortium, responsible for the construction of the Belo Monte hydroelectric power plant in Pará. Current General Coordinator of general coordination of project investment Analysis-National Treasury Secretariat COAPI.

Obs: There are no convictions carried on trial.

Name: Manuel Jeremias Leite Caldas (Advisor representative of the minority of the common shareholders)

He holds a degree in electrical engineering, graduated at the Military Institute of Engineering - IME, masters and Ph.d. in economics at Fundação Getulio Vargas. He has been a consultant of the High Capital Management, administrator of funds registered in CVM, Chief Economist of Pebb. Current Member of the Board of Directors of Contax Participações.

Name: Fernando Cezar Maia (Advisor representative of the minority of the common shareholders - deputy)

He holds a Bachelor's degree in electrical engineering from the Military Institute of Engineering - IME (1980), post graduate in electrical engineering from COPPE/UFRJ (1983) and a specialization in "Theory and Operation of the National Modern Economy" by the George Washington University (1999). He is currently managing partner of the consulting and advisory services in Bench Energy Consulting. From 2003 to 2010 was Regulatory and Technical Director of the ABRADEE – Brazilian Association of electrical energy. He was Superintendent of marketing and Rates of Light, from 2000 to 2003. He was Advisor to the General Director of ANEEL/DNAEE of 1996 to 2000. Previously he held various positions at Eletronorte.

Name: Fernando Pessoa Lopes (member – representative of the preferred shareholders)

He holds a degree in agronomic engineering, graduated at the Federal University of Goiás. Involved in agricultural activities — creation of cattle and the cultivation of field crops in the municipality of Doverlândia at Ranchão da Liberdade farm and Santa Ines farm and in the municipality of Rio Verde in Varginha Farm and Farm Boa Sorte - Goiás. 2003-2011

 12.9 - REPORT THE EXISTENCE OF MARITAL RELATIONSHIP, STABLE UNION OR KINSHIP UP TO THE SECOND DEGREE AMONG: (Items a, b, c and d)

Not applicable

12.10 - REPORT SUBORDINATION, SERVICES PROVISION OR CONTROL RELATIONSHIPS MAINTAINED, IN THE LAST 3 FISCAL YEARS, AMONG THE ISSUER’S MANAGERS AND: (Items a, b and c)

Not applicable

12.11 – DESCRIBE THE PROVISIONS OF ANY AGREEMENTS, INCLUDING INSURANCE POLICIES THAT ESTIMATE THE REIMBURSEMENT OF EXPENSES SUPPORTED BY THE MANAGERS, ARISING FROM THE REPARATION OF DAMAGES CAUSED TO THIRD PARTIES OR TO THE ISSUER, PENALTIES ENFORCED BY STATE AGENTS, OR AGREEMENTS WITH THE PURPOSE OF CLOSING ADMINISTRATIVE OR LEGAL PROCEEDINGS, IN VIRTUE OF THEIR POSITIONS:

The company has no insurance policy contracted.

12.12 – Provide any other information that the issuer considers relevant

All relevant information related to this topic was disclosed in the items above.

Information pursuant to item 13 of the Reference Form, according to art. 12 of CVM Instruction 481/09

13.      MANAGEMENT COMPENSATION

13.1 -    DESCRIBE THE POLICY OR PRACTICE FOR THE COMPENSATION OF THE BOARD OF DIRECTORS, EXECUTIVE MANAGEMENT AND FISCAL COUNCIL, ADDRESSING THE FOLLOWING ASPECTS:

a)   Objectives of the policy or practice of remuneration

The practice of compensation adopted by Eletrobras whose main purpose is to promote the alignment of interests of directors with the interests of shareholders. To this end, the Eletrobras directors' remuneration is fixed using as parameters the following factors: (a) the liability, the time devoted to the role, competence and professional reputation of directors and (b) the remuneration practices applied by the market for companies similar to Eletrobras.

b) compensation composition, indicating:

i.   description of the compensation elements and the objectives of each one of them:

Follow below the description of the elements of remuneration and the objectives of each one of them by each body of Directors of Eletrobras:

Board of Directors

Remuneration Composition	Description and Objectives
Fixed Annual Compensation

The remuneration of the members of the Board of Directors shall be fixed at a rate of one-tenth of the average monthly remuneration of the members of the Executive Board (President and Statutory Directors) (excluding values for direct and indirect benefits granted to such directors) added by values destined for costing of locomotion and stay necessary for the performance of the function.

This remuneration is intended to remunerate each counselor services, within the scope of responsibility assigned to the Board of Directors.

The members of the Board of Directors are not entitled to direct and indirect benefits, except for funeral insurance, and are not entitled to remuneration for participation in committees.

Variable Compensation	The members of the Board of Diretors are not entitled to variable compensation, including, but not limited to, bonus, profit participations, compensation for participation in meetings and committees.
Post-employment Benefits	The members of the Board of directors are not entitled to post-employment benefits.
Benefits motivated by the end of the term of office	The members of the Board of directors are not entitled to benefits motivated by the end of the term of office.
Remuneration Based on Shares	The members of the Board of directors are not entitled to remuneration based on shares.

Fiscal Council

Remuneration Composition	Description and Objectives
Fixed Annual Compensation

The remuneration of the members of the Fiscal Council shall be fixed at a rate of one-tenth of the average monthly remuneration of the members of the Executive Board (President and Statutory Directors) (excluding values for direct and indirect benefits granted to such directors) added by values destined for costing of locomotion and stay necessary for the performance of the function.

This remuneration is intended to remunerate each counselor services, within the scope of responsibility assigned to the Fiscal Council of the Company.

The members of the Fiscal Council are not entitled to direct and indirect benefits, except for funeral insurance, and are not entitled to remuneration for participation in committees.

Variable Compensation	The members of the Fiscal Council are not entitled to variable compensation, including, but not limited to, bonus, profit participations, compensation for participation in meetings and committees.
Post-employment Benefits	The members of the Fiscal Council are not entitled to post-employment benefits.
Benefits motivated by the end of the term of office	The members of the Fiscal Council are not entitled to benefits motivated by the end of the term of office.
Remuneration Based on Shares	The members of the Fiscal Council are not entitled to remuneration based on shares.

Statutory Board

Remuneration Composition	Description and Objectives
Fixed Annual Compensation

The members of the Statutory Board of Eletrobras are entitled to a fixed remuneration corresponding to the monthly fees assigned to the exercise of the function added by the following benefits: vacation bonus, private pension complementary fund, allowance transfers, group life insurance, funeral insurance, medical expenses, meal assistance and housing aid and special allowance (Christmas bonus).

The referred remuneration is intended to remunerate the services of each Statutory Director, within the scope of responsibility assigned to its function.

The members of the Statutory Board are not entitled to remuneration for participation in committees.

Variable Compensation

The Statutory Board members are entitled to participation in the profits or results of the Company, in order to recognize the participation of the Director in the performance of the company. These directors are not entitled to bonuses, compensation for participation in meetings and committees.

Post-employment Benefits	The members of the Statutory Board of Directors are entitled to post-employment benefits in the form of contributions to supplementary pension plan.
Benefits motivated by the end of the term of office	The members of the Statutory Board are not entitled to benefits motivated by the end of the term of office.
Remuneration Based on Shares	The members of the Statutory Board are not entitled to remuneration based on shares.

Non-Statutory Board

Not applicable, once Eletrobras do nat have Non-Statutory Boards.

Committees:

Eletrobras has the following advisory committees to the Board of Directors: (i) the Eletrobras system s Investment Committee, (ii) Hedge Financial Committee, (iii) Risks Committees, (iv) Sustainability Committee, (v) Remuneration Committee and People Management, (vi) Committees of information technology, telecommunication and automation of the Eletrobras system (Cotise) and (vii) Strategic supply logistics Committee.

There is no remuneration for participation in the committees of Eletrobras. For more information about these committees, see item 12.1 of this Reference Form.

ii.            the proportion of each element in total compensation:

According to the table below, the proportions of each element in the total remuneration for the fiscal year of 2012 were approximately:

Compensation Composition	Board of Directors	Fiscal Council	Statutory Board	Non -Statutory Board	Committiees
Monthly Fixed Compensation
Salary or pro-labor	100,0%	100,0%	65,0%	n/a	n/a
Direct and Indirect Benefits	-	-	11,0%	n/a	n/a
Participation in Committees	-	-	-	n/a	n/a
Others	-	-	15,0%	n/a	n/a
Variable Compensation
Bonus	-	-	-	n/a	n/a
Profit Participation	-	-	9,0%	n/a	n/a
Meeting Participation	-	-	-	n/a	n/a
Commissions	-	-	-	n/a	n/a
Others	-	-	-	n/a	n/a
Post-Employment Benefits	-	-	-	n/a	n/a
End of the term of office	-	-	-	n/a	n/a
Remuneration Based on Shares	-	-	-	n/a	n/a
Total	100,0%	100,0%	100,0%	n/a	n/a

iii. methodology of computation and readjustment of each one of the compensation elements:

The overall remuneration of Directors (statutory or non-statutory), members of the Board of Directors, members of the Fiscal Council and the committees of Eletrobras, follows an established process through which:

(i)                the amount relating to directors ' remuneration mentioned above is previously set by the Department of Coordination and control of State-owned companies (DEST) of the Ministry of planning, budget and management, which defines the individual remuneration of each body Board of Eletrobras Administration;

(ii)               the Department of Coordination and control of State-owned companies (DEST) forwards the proposed value for the remuneration of Directors for the approval of the National Treasury Secretariat;

(iii)              the National Treasury Secretariat, upon approval of the proposed amount, forwards this amount in the form of a suggestion, for approval at the annual general meeting of shareholder of Eletrobras.

If any of the bodies listed above does not approve the amount corresponding to the remuneration of Directors of Eletrobras, the case gets back to previous body for review.

The remuneration of Directors of Eletrobras is adjusted according to the variation in the official indexes that determine the inflation.

Board of Directors:

Remuneration	Composition	Calculation methodology
Fixed Compensation	Salary or pro-labor

The remuneration of the members of the Board of Directors shall be fixed at a rate of one-tenth of the average monthly remuneration of the members of the Executive Board (President and Statutory Directors) (excluding values for direct and indirect benefits granted to such directors) added by values destined for costing of locomotion and stay necessary for the performance of the function.

	Direct and Indirect Benefits	The members of the Board of Directors are not entitled to directs and indirects benefits
	Participation in Committees	The members of the Board of Directors are not entitled to participation in committees
Variable Compensation	Bonus	The members of the Board of Directors are not entitled to bonus
	Profit Participation	The members of the Board of Directors are not entitled to profit participation.
	Meeting Participation	The members of the Board of Directors are not entitled to meeting participation.
	Commissions	The members of the Board of Directors are not entitled to commissions.
Post-Employment Benefits	Not Applicable	The members of the Board of Directors are not entitled to post-employment benefits.
Benefits motivated by the end of the term of office	Not Applicable	The members of the Board of Directors are not entitled to benefits motivated by the end of the term of office.
Remuneration Based on Shares	Not Applicable	The members of the Board of Directors are not entitled to remuneration based on shares.

Fiscal Council

Remuneration	Composition	Calculation methodology
Fixed Compensation	Salary or pro-labor

The remuneration of the members of the Fiscal Council shall be fixed at the rate of one-tenth of the average monthly remuneration of the members of the Executive Board (President and Officers) (excluding values for direct and indirect benefits granted to such directors) added to the values for costing of locomotion and stay necessary for the performance of the function.

	Direct and Indirect Benefits	The members of the Fiscal Council are not entitled to direct and indirect benefits.
	Participation in Committees	The members of the Fiscal Council are not entitled to participation in Committees.
Variable Compensation	Bonus	The members of the Fiscal Council are not entitled to bonus.
	Profit Participation	The members of the Fiscal Council are not entitled to profit participation.
	Meeting Participation	The members of the Fiscal Council are not entitled to meeting participation.
	Commissions	The members of Fiscal Council are not entitled to commissions.
Post-Employment Benefits	Not Applicable	The members of the Fiscal Council are not entitled to post-employment benefits.
Benefits motivated by the end of the term of office	Not Applicable	The members of the Fiscal Council are not entitled to benefits motivated by the end of the term of office.
Remuneration Based on Shares	Not Applicable	The members of the Fiscal Council are not entitled to remuneration based on shares.

Statutory Board:

Remuneration	Composition	Calculation methodology
Fixed Compensation	Salary or pro-labor

The overall remuneration to be paid to Statutory Board (salary or directors ' fees and direct or indirect benefits) is determined by the amount the Department of Coordination and control of State-owned companies (DEST) of the Ministry of planning, budget and management, which defines the individual values and sends to the National Treasury Secretariat which in turn forwards in the form of suggestions for resolution of the annual general meeting of Eletrobras.

Direct and Indirect Benefits

The overall remuneration to be paid to Statutory Board (salary or directors ' fees and direct or indirect benefits) is determined by the amount the Department of Coordination and control of State-owned companies (DEST) of the Ministry of planning, budget and management, which defines the individual values and sends to the National Treasury Secretariat which in turn forwards in the form of suggestions for resolution of the annual general meeting of Eletrobras.

	Participation in Committees	The members of the Statutory Board are not entitled to participation in committees.
Variable Compensation	Bonus	The members of the Statutory Board are not entitled to bonus.
Profit Participation

The amount paid as profit participations is linked to the indicators mentioned above.

The amount paid by as profit share or results - PLR, is linked to the achievement of pre-established performance indicators/metrics, limited to two payrolls in December, being held the distribution ratio of 30% (thirty percent) of the amount distributed equally among employees, managers and ordered and the 70% (seventy percent) remained individualized in proportion to the remuneration.

	Meeting Participation	The members of the Statutory Board are not entitled to meeting participation.
	Commissions	The members of the Statutory Board are not entitled to commissions.
Post-Employment Benefits	Complementary Pension Fund

The members of the Statutory Board who opt by complementary Pension Fund and meet conditions in the end of the term will receive the benefit of pension plan contributions proportional to the contributions made during the mandate.

Benefits motivated by the end of the term of office	Not Applicable	The members of the Statutory Board are not entitled to benefits motivated by the end of the term office.
Remuneration Based on Shares	Not Applicable	The members of the Statutory Board are not entitled to remuneration based on shares.

iv. reasons that justify the compensation composition:

They are in compliance with the compensation practices applied by the market to Eletrobras peers. The composition is made by controlling shareholders, with the participation of the governing body (MPOG/DEST) taking into account the inflation index, as well as the responsibility of the position assigned to them.

c. key performance indicators that are taken into consideration in determining each compensation element

There is no linking of performance in relation to directors ' remuneration, since the values are set by the Department of Coordination and control of State-owned companies (DEST) of the Ministry of planning, budget and management and distributed by the Board of Directors of Eletrobras to other management bodies of the company. The total amount of the remuneration is approved at the annual general meeting, taking into consideration the period from April of this year, the March of the subsequent year.

d. how compensation is structured to reflect the evolution of the performance indicators

•         salary or directors ' fees: fixed remuneration without linked indicator.

•         direct and indirect Benefits: no linked indicator.

•         Bonus. Overview does not practice the said remuneration

•         profit participation (PLR): the members of the Statutory Board of Eletrobras receive variable compensation only to profit results sharing PLR. This remuneration is structured to reflect the achiviement of performance indicators negotiated with the Department of Coordination and control of State-owned companies (DEST) and on the occasion of negotiations of Collective Agreements between the Eletrobras and the unions such as: trade unions of engineers, administrators, Secretaries, workers in companies of electric energy of Rio de Janeiro and region of economists and the employees ' Association. These indicators are also aligned with the financial results presented by Eletrobras at fiscal year.

•         Participation in meetings: Eletrobras does not practice the referred remuneration.

•         Comissions: Eletrobras does not practice the referred remuneration.

•         Post-employment benefits: no linked indicator

•         Termination of designation: Eletrobras does not practice the referred remuneration.

•         Remuneration based on shares: Eletrobras does not practice the referred remuneration.

e. how the compensation policy or practice is aligned with the short-, medium- and long-term interests of the issuer

The remuneration of Eletrobras Directors is determined by the controller body Ministry of planning, budget and Management (MPOG/DEST) with annual readjustment defined according to inflation index of the period.

f. existence of compensation supported by subsidiaries, controlled companies or direct or indirect controlling companies

There is no remuneration or benefit to the members of the Board of Directors, Fiscal Council, Statutory Directors, Non-Statutory Directors and members of committees supported by subsidiaries, controlled or direct or indirect controllers.

g. existence of any compensation or benefit related to the occurrence of certain corporate events, such as the disposal of the issuer’s controlling interest

There is no remuneration or benefit to the members of the Board of Directors, Fiscal Council, Statutory Directors, Non-Statutory Directors and members of the committees linked to the occurrence of certain corporate event.

13.2 - Regarding the compensation recognized in the income statement of the 3 last fiscal years and the compensation expected in the current fiscal year of the Board of Directors, Board of Statutory Officers and Tax Board, prepare a table with the following content:

Year: 2013

2013 R$
Body	Board of Directors	Executive Directors	Fiscal Council	Total
Number of members	9	6	5	20
Annual fixed compensation:
Salary / management compensation	444.019,05	3.131.376,64	277.511,91	3.852.907,60
Direct or indirect benefits	-	303.973,96	-	303.973,96
Compensation for participating in committees	-	-	-	-
Others	88.803,81	1.734.549,35	55.502,38	1.878.855,54
Allowance Directors	-	281.442,63	-	253.541,83
Vacation	-	197.059,65	-	197.059,65
Housing Allowance	-	118.800,00	-	144.998,82
Charges	88.803,81	1.137.247,07	55.502,38	1.281.553,26
Variable compensation
Bonus	-	-	-	-
Participation Results	-	522.950,88	-	522.950,88
Meeting Participation	-	-	-	-
Comissions	-	-	-	-
Others	-	-	-	-
Post Employment	-	457.051,82	-	457.051,82
End of the term of office	-	-	-	-
Remuneration Based on Shares	-	-	-	-
Total	532.822,86	6.149.902,65	333.014,29	7.015.739,80

The 2013 values are related to carried out until March and forecasted for the period from April to December.

Year: 2012

2012 R$
Body	Board of Directors	Executive Directors	Fiscal Council	Total
Number of members*	9	6	5	20
Annual fixed compensation:
Salary / management compensation	424.322,08	3.037.272,62	245.378,12	3.706.972,82
Direct or indirect benefits	-	211.858,62	-	211.858,62
Compensation for participating in committees	-	-	-	-
Others	74.333,79	1.675.073,63	49.075,69	1.798.483,11
Allowance Directors	-	253.451,83	-	253.451,83
Vacation	-	184.528,33	-	184.528,33
Housing Allowance	-	144.998,82	-	144.998,82
Charges	74.333,79	1.092.094,65	49.075,69	1.215.504,13
Variable compensation
Bonus	-	-	-	-
Participation Results	-	435.476,69	-	435.476,69
Meeting Participation	-	-	-	-
Comissions	-	-	-	-
Others	-	-	-	-
Post Employment	-	297.889,31	-	297.889,31
End of the term of office	-	-	-	-
Remuneration Based on Shares	-	-	-	-
Total	498.655,87	5.657.570,87	294.453,81	6.450.680,55

Obs.: (*) Quantity of Directors/ Counselors  who were in Eletrobras in 2012

Year: 2011

2011 R$ thousands
Body	Board of Directors	Statutory Board	Fiscal Council	Total
Number of members (*)	9	7	5	21
Annual fixed compensation:
Salary / management compensation	-	2.857.300,05	-	2.857.300,05
Allowance	-	277.872,80	-	277.872,80
Vacation	-	233.821,87	-	233.821,87
Direct or indirect benefits (separated)		416.819,35		416.819,35
food voucher	-	64.442,62	-	-
pension plan	-	208.697,96	-	-
allowance for expenses	-	73.500,00	-	-
reimbursement	-	7.908,58	-	-
life insurance	-	36.341,40	-	-
Health Plan	-	19.037,89	-	-
day-care assistance	-	6.890,90	-	-
Compensation for participating in committees	303.960,11		196.316,80	500.276,91
Others	-	220.446,48	-	220.446,48
housing allowance	-	205.057,05	-	-
Bonus determined by workers collective agreement	-	10.750,00	-	-
Transport allowance	-	4.639,43	-	-
Variable compensation
Bonus	-	-	-	-
Income sharing	-	376.899,75	-	376.899,75
Compensation for attending meetings	-	-	-	-
Commissions	-	-	-	-
Others	-	-	-	-
Post-employment	-	-	-	-
End of the term of office	-	-	-	-
Stock-based compensation	-	-	-	-
Charges	-	1.527.536,24	-	1.527.536,24
Per Diaries	-	113.995,66	-	113.995,66
Total Compensation per body	303.960,11	6.024.692,20	196.316,80	6.524.969,11

Obs.: (*) Number of members, who were at Eletrobras during 2011

Notes:

1. In the 2011 table we considered values of the Labor Agreement, Transport Allowance, per diaries and charges, which were not considered in the 2010 table of Management Proposal referring to 2011 AGM.

2. According to Eletrobras By-Laws, the Board of Directors and the Fiscal Council are integrated, respectively, by 10 and 5 members. The company CEO is also a member of the Board of Directors.

Year: 2010

2010 R$
Body	Board of Directors	Statutory Board	Fiscal Council	Total
Number of members	9	6	4	19
Annual fixed compensation:
Salary / management compensation	-	2.765.303,82	-	2.765.303,82
Allowance	-	241.918,47	-	241.918,47
Vacation	-	467.563,78	-	467.563,78
Direct or indirect benefits (separated)
food voucher	-	40.784,50	-	40.784,50
pension plan	-	128.832,98	-	128.832,98
allowance for expenses	-	97.119,75	-	97.119,75
reimbursement	-	24.645,23	-	24.645,23
life insurance	-	11.866,38	-	11.866,38
Compensation for participating in committees	322.297,50		187.600,00	509.897,50
Others (housing allowance)	-	87.910,00	-	87.910,00
Variable compensation
Bonus
Income sharing	-	444.800,44	-	444.800,44
Compensation for attending meetings
Commissions
Others
Post-employment
End of the term of office
Stock-based compensation
Total Compensation per body	322.297,50	4.310.745,35	187.600,00	4.820.642,85

Notes:

1. In accordance with the Eletrobras By-Laws, the Board of Directors and the Fiscal Council are composed, respectively, by 10 and 5 members. The Company CEO is also a member of the Board of Directors.

13.3 - Regarding the variable compensation of the 3 last fiscal years and the variable compensation expected for the current fiscal year of the Board of Directors, Executive Board and Fiscal Council, prepare a table with the following content:

Forecast for the fiscal year to be ended on 12/31/2013 R$
a) Body	Board of Directors	Statutory Directors	Fiscal Council	Total
b) Number of members	9	6	5	20
c) Regarding bonus
Minimum amount provided for in the compensation plan	-	-	-
Maximum amount provided for in the compensation plan	-	-	-
Amount provided for in the compensation plan, if the established goals are achieved	-	-	-
Amount effectively recognized in the income statement	-	-	-
d) Regarding income sharing
Minimum amount provided for in the compensation plan	-		-
Maximum amount provided for in the compensation plan	-	522.950,88	-	522.950,88
Amount provided for in the compensation plan, if the established goals are achieved	-	-	-
Amount effectively recognized in the income statement	-	-	-

Notes:

1.    In accordance with the Eletrobras By-Laws, the Board of Directors and the Fiscal Council are composed, respectively, by 10 and 5 members. The Company CEO is also a member of the Board.

Comprising the fiscal year ended December 31, 2012 R$
a) Body	Board of Directors	Executive Directors	Fiscal Council	Total
b) Number of members (*)	9	6	5	20
c) Regarding bonus
Minimum amount provided for in the compensation plan	-	-	-	-
Maximum amount provided for in the compensation plan	-	-	-	-
Amount provided for in the compensation plan, if the established goals are achieved	-	-	-	-
Amount effectively recognized in the income statement	-	-	-	-
d) Regarding income sharing
Minimum amount provided for in the compensation plan	-	-	-	-
Maximum amount provided for in the compensation plan	-	435.476,69	-	435.476,69
Amount provided for in the compensation plan, if the established goals are achieved	-	-	-	-
Amount effectively recognized in the income statement	-	-	-	-

Obs.: (*) Number of members, who were at Eletrobras during 2012

Note:

1.    In accordance with the Eletrobras By-Laws, the Board of Directors and the Fiscal Council are composed, respectively, by 10 and 5 members. The Company CEO is also a member of the Board.

Comprising the fiscal year ended December 31, 2011 R$
a) Body	Board of Directors	Executive Directors	Fiscal Council	Total
b) Number of members (*)	9	7	5	21
c) Regarding bonus
Minimum amount provided for in the compensation plan	-	-	-	-
Maximum amount provided for in the compensation plan	-	-	-	-
Amount provided for in the compensation plan, if the established goals are achieved	-	-	-	-
Amount effectively recognized in the income statement	-	-	-	-
d) Regarding income sharing
Minimum amount provided for in the compensation plan	-	-	-	-
Maximum amount provided for in the compensation plan	-	376.899,75	-	376.899,75
Amount provided for in the compensation plan, if the established goals are achieved	-	-	-	-
Amount effectively recognized in the income statement	-	-	-	-

Obs.: (*) Number of members, who were at Eletrobras during 2011

Note:

1.    In accordance with the Eletrobras By-Laws, the Board of Directors and the Fiscal Council are composed, respectively, by 10 and 5 members. The Company CEO is also a member of the Board.

Comprising the fiscal year ended December 31, 2010 R$
a) Body	Board of Directors	Executive Directors	Fiscal Council	Total
b) Number of members (*)	9	6	4	19
c) Regarding bonus
Minimum amount provided for in the compensation plan	-	-	-	-
Maximum amount provided for in the compensation plan	-	-	-	-
Amount provided for in the compensation plan, if the established goals are achieved	-	-	-	-
Amount effectively recognized in the income statement	-	-	-	-
d) Regarding income sharing
Minimum amount provided for in the compensation plan	-	-	-	-
Maximum amount provided for in the compensation plan	-	444.800,44	-	444.800,44
Amount provided for in the compensation plan, if the established goals are achieved	-	-	-	-
Amount effectively recognized in the income statement	-	-	-	-

Obs.: (*) Number of members, who were at Eletrobras during 2010

Note:

1.    In accordance with the Eletrobras By-Laws, the Board of Directors and the Fiscal Council are composed, respectively, by 10 and 5 members. The Company CEO is also a member of the Board.

13.4 – Describe the compensation plan based on shares of the Board of Directors and Executive Directors, in effect in the last fiscal year and expected for the current fiscal year:

Not practiced

13.5 - Inform the quantity of shares or quotas direct or indirectly held, in Brazil or abroad, and other securities convertible into shares and quotas, issued by the issuer, its direct or indirect controlling companies, subsidiaries or companies under common control, by members of the Board of Directors, Executive Board or Fiscal Council, grouped per body, at the end of the last fiscal year.

To avoid duplication, if the person is a member of the Board of Directors and the Executive Board, the securities held by this person are disclosed only in the amount of securities held as a member of the board.

Statutory Officers
Securities Characteristic	Quantity
FGTS (Government Severance Indemnity Fund for Employees) quotas	-
Common Shares	1
Preferred Shares	-

* Shares held by the CEO as a member of the Board of Directors of the Company are not included

Board of Directors
Securities Characteristic	Quantity
FGTS quotas	-
Common Shares	126
Preferred Shares	-

Fiscal Council
Securities Characteristic	Quantity
FGTS quotas	-
Common Shares	-
Preferred Shares	-

13.6 - Regarding the stock-based compensation recognized in the income statement of the 3 last fiscal years and one expected for the current fiscal year, of Board of Directors and Executive Board, prepare a table with the following content:

Not practiced

13.7 - Regarding the outstanding options of the Board of Directors and Executive Board at the end of the last fiscal year, prepare a table with the following content:

Not practiced

13.8 Regarding the options exercised and shares delivered related to the stock-based compensation of the Board of Directors and Executive Board, in the last 3 fiscal years, prepare a table with the following content:

Not practiced

13.9 - Brief description of the information necessary for understanding the data disclosed in items 13.6 to 13.8, such as an explanation of the pricing model for share and option value, indicating, at least:

Not practiced

13.10. Regarding pension plans in effect granted to members of the Board of Directors and Executive Board, insert the following information:

Eletrobras has pension plan only for members of the Executive Board and does not cover members of the Board of Directors.

a) Body;

Executive Directors.

b) number of members;

d) Quantity of management’s members that have the conditions necessary for retirement;

Considering that the Eletrobras Executive Directors may be removed from office at any time by decision of the Shareholders Meeting, there is no how to think about the quantity of Directors and conditions about retirement

e) Conditions necessary for early retirement;

Considering that the Eletrobras Directors may be removed from office at any time by decision of the Shareholders Meeting, there is no how to think about the quantity of Directors and conditions about early retirement.

f) Updated amount of contributions accumulated in the pension plan until the end of the last fiscal year, contributions made directly by management’s members;

Fiscal Year ended on December, 31 2012	Board of Directors
670.987,74

g) total accumulated amount of contributions made during the last fiscal year, minus the portion related to contributions made directly by the management’s members;

Fiscal Year ended on December, 31 2012:	Executive Board
247.552,48

h) Whether the early redemption is possible or not, and on what conditions:

Pension plans have specific conditions and rules for early redemption; among them is the possibility of redemption only of part of the contributions made by the participants.

As an example, there is Article 27 of the Rules of the Eletrobras Defined Contribution plan:

 "The participant, by requiring the granting of the Monthly Income Benefit Program, may request that up to 25% (twenty five percent) of the initial value in the Global Individual Account be paid at once, with the consequent reduction in the balance to be received as a Monthly Income Benefit Program "(emphasis added).

The anticipation of receiving the retirement benefit cannot be interpreted as the Ransom function, since the option to redeem the accumulated balance can only be given during the shutdown of the participant's benefit plan to which it is linked.

If the participant is still bound to the plan, redemption should not be considered, because this right (to redeem up to 25% of reservation value of the participant) will only be granted if and only if, this same participant becomes assisted in that same act.

Finally, the anticipated receipt will include, necessarily, the total amount of accumulated balance, including the amounts contributed by the participants and the sponsor.

The cancellation of the registration of the participant, when the disruption of the established working relationship with the sponsor is severed, where the cancellation occurs before the participant could enjoy the benefit offered by the Monthly Income Plan, gives the right to the participant to redeem, in the form of a single payment or in installments, at the option of the participant, less the income tax due, and the participant is entitled cumulatively, to:

I - redeem the contributions of his own responsibility, and resources from portability, constituted in an open pension plan, as of the balances of Basic and Additional Participant accounts, and

II - redeem by the balances of Basic Sponsor Accounts, corresponding to 1% (one percent) per month of linkage to the Plan, in a participant condition in the expiration date of the referred link, up to a maximum of 90% (ninety percent)

In the case of “self-sponsor” participant, the installments shed the benefits plan shall be understood in any situation, as the participant's contributions, being deducted from the referred contributions, the installments for the expenses of non-programmable and administrative benefits provided in the Funding Plan.

At the request of the participant, ELETROS can take the form of repayment installments, which may not exceed the period of twelve (12) months, focusing each month on the unpaid balance, financial update based on the rates of ERUs (Reference Unit Eletros - varies according to INPC)  variation and interest at 6% (six percent) per year. The portion of the balance of the Sponsor Basic Account, which is not subject to redemption, shall be accounted in the pension program, defining its use in the annual funding plan approved by the Government Council and based on actuarial demonstration.

The values from the portability to this plan, incorporated in a private pension open plan, administered by an open entity of supplementary pension plan or insurance company, will be registered as the participant's contributions, excluding these resources from charges of administrative costs at the time of entry, and providing to the referred contributor the redemption of ported values.

The values from the portability to this plan, constituted in the plan administered by the private pension entity will not be the object of redemption, and can only be ported to another supplementary pension plan, managed by a pension entity, open or closed, or converted to benefit in this plan.

The participant, who has his employment relationship severed, might choose to maintain his/her enrollment in the plan, since it is assumed, in addition to the normal contribution, the portion due by its sponsor, established in the current costing plan in the respective month.

13.11. Indication of the items in the table below, for the last three fiscal years, in relation to the Board of Directors, Executive Board and Fiscal Council:

2012 Year-End	Board of Directors	Executive Board	Fiscal Council
Number of members	9	6	4
Amount of the highest individual compensation (R$)	*	*	*
Amount of the lowest individual compensation (R$)	*	*	*
Average amount of the individual compensation (R$)	55.406,20	942.928,47	58.890,76

(*)Fee amount is identical for all Executive Board and Board of Directors and Fiscal Council.

2011 Year-End	Board of Directors	Executive Board	Fiscal Council
Number of members	9	6	4
Amount of the highest individual compensation (R$)	*	*	*
Amount of the lowest individual compensation (R$)	*	*	*
Average amount of the individual compensation (R$)	40.528,01	830.091,59	47.116,03

(*)Fee amount is identical for all Executive Board and Board of Directors and Fiscal Council.

2010 Year-End	Board of Directors	Executive Board	Fiscal Council
Number of members	9	6	4
Amount of the highest individual compensation (R$)	*	*	*
Amount of the lowest individual compensation (R$)	*	*	*
Average amount of the individual compensation (R$)	50.555,50	544.250,00	56.785,00

(*)Fee amount is identical for all Executive Board and Board of Directors and Fiscal Council.

13.12 - Describe contractual arrangements, insurance policies or other instruments that organize mechanisms for compensating or indemnifying management in the event of dismissal from the position or retirement, indicating the financial consequences to the issuer

Not practiced

13.13 - Regarding the last 3 fiscal years, indicate the total compensation percentage of each body recognized in the issuer’s income statement related to the members of the Board of Directors, Executive Board or Fiscal Council that are parties related to, direct or indirect, controlling companies, as established by the accounting rules that address this matter

Not practiced

13.14 - Regarding the last 3 fiscal years, indicate the amounts recognized in the issuer’s income statement as compensation paid to the members of the Board of Directors, Executive Board or Fiscal Council, grouped by body, for any reason other than the position they hold, for example, commissions and fees for consultancy and advisory services provided

Not practiced

13.15 - Regarding the last 3 fiscal years, indicate the amounts recognized in the income statement of the direct or indirect controlling companies, companies under common control and subsidiaries of the issuer, as compensation paid to the members of the Issuer’s Board of Directors, Executive Board or Fiscal Council, grouped per body, specifying the reason why such amounts were paid.

Not practiced

13.16 - Provide any other information that the issuer considers relevant

Not practiced

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 15, 2013
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.